UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Mike Zoi
1450 S. Miami Avenue
Miami, FL 33130
(305) 507-8808
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203	Page 2 of 10

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 16,387,582(1)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 16,387,582(1)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,387,582 (1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 8.4%(2)
14)	Type of Reporting Person (See Instructions) IN, HC

(1) Represents 16,325,534 shares of common stock of Ener1, Inc. (the "Issuer") beneficially owned by the reporting person as of October 7, 2011 and 62,048 shares of common stock of the Issuer which the reporting person has the right to purchase pursuant to currently exercisable warrants.

(2) Calculated based on 195,273,025 shares of common stock of the Issuer outstanding as of September 14, 2011 plus 62,048 shares of common stock of the Issuer that the reporting person has the right to purchase pursuant to currently exercisable warrants.

CUSIP No. 29267A203	Page 3 of 10

1)	Names of Reporting Persons Green Venture Group, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 6,002,587(3)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 6,002,587 (3)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,002,587 (3)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 3.1%(4)
14)	Type of Reporting Person (See Instructions) OO

(3) Represents 6,002,587 shares of common stock of the Issuer beneficially owned by the reporting person as of October 7, 2011.

(4) Calculated based on 195,273,025 shares of common stock of the Issuer outstanding as of September 14, 2011.

CUSIP No. 29267A203	Page 4 of 10

1)	Names of Reporting Persons Enerfund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 10,322,947(5)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 10,322,947(5)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,322,947(5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 5.3%(6)
14)	Type of Reporting Person (See Instructions) OO

(5) Represents 10,322,947 shares of common stock of the Issuer beneficially owned by the reporting person as of October 7, 2011.

(6) Calculated based on 195,273,025 shares of common stock of the Issuer outstanding as of September 14, 2011.

CUSIP No. 29267A203	Page 5 of 10

Item 1.                  Security and Issuer

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of Ener1, Inc, a Florida corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 1540 Broadway, Suite 40, New York, New York 10036.

Item 2.                  Identity and Background

(a)  This statement is being jointly filed by Mike Zoi, Green Venture Group, LLC ("Green") and Enerfund, LLC ("Enerfund," and, together with Mike Zoi and Green, collectively, the "Reporting Persons").  Mike Zoi is the sole owner and managing member of each of Green and Enerfund.

(b)  The principal business address of each of the Reporting Persons is 1450 S. Miami Avenue, Miami, Florida 33130.

(c)  The present principal occupation of Mike Zoi is Chief Executive Officer and Chairman of the Board of Directors of Net Element, Inc., a company whose present principal business, operated through its subsidiaries, is the development and publishing of Internet services powered by a video-based platform that enables the rapid development, production and distribution of rich media content (including high definition (HD) and three-dimensional (3D) formats), services (Software as a Service (SaaS)) and branded content in entertainment and news.  The principal business address of Net Element, Inc. is 1450 S. Miami Avenue, Miami, Florida 33130.  The present principal business of each of Green and Enerfund is to make, hold and dispose of investments.

(d)  None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mike Zoi is a citizen of the United States of America.  Green is a limited liability company organized under the laws of the State of Delaware.  Enerfund is a limited liability company organized under the laws of the State of Florida.

Item 3.                  Source and Amount of Funds or Other Consideration

On November 14, 2003, as partial consideration for the cancellation of $312.323.06 in principal and accrued interest owed by the Issuer to Mike Zoi under various promissory notes, the Issuer issued to Mr. Zoi: (i) ten-year warrants to purchase 217,165 shares (31,024 shares post-reverse stock split) of the Issuer’s Common Stock at an exercise price of $1.50 per share ($10.50 per share post-reverse stock split), and (ii) ten-year warrants to purchase 217,165 shares (31,024 shares post-reverse stock split) of the Issuer’s Common Stock at an exercise price of $2.00 per share ($14.00 per share post-reverse stock split).

CUSIP No. 29267A203	Page 6 of 10

On June 3, 2010, 18,000,000 shares of Common Stock of the Issuer were distributed to Green (which was then known as Z-N, LLC) by Ener1 Group, Inc. as partial consideration for the redemption by Ener1 Group, Inc. of all of the shares and other interests owned by Green in Ener1 Group, Inc.  On the same date as such distribution, 6,000,000 of such shares of Common Stock of the Issuer were distributed by Green to Peter Novak as partial consideration for the redemption by Green of all of the equity interests owned by Mr. Novak in Green.  Immediately following such transactions: (i) Mike Zoi beneficially owned 12,062,048 shares of Common Stock of the Issuer, which represented 9.6% of the Issuer's outstanding Common Stock based on 125,680,653 shares of Common Stock outstanding as of May 6, 2010 plus 62,048 shares of Common Stock of the Issuer that Mr. Zoi had the right to purchase pursuant to then exercisable warrants; and (ii) Green beneficially owned 12,000,000 shares of Common Stock of the Issuer, which represented 9.5% of the Issuer's outstanding Common Stock based on 125,680,653 shares of Common Stock outstanding as of May 6, 2010.

On April 14, 2011, Green's ownership of 2,000,000 shares of Common Stock of the Issuer was transferred to International Capital Group, LLC pursuant to an event of default under a loan to Green made by International Capital Group, LLC.  Such 2,000,000 shares of Common Stock of the Issuer were pledged as collateral for Green's obligations under such loan.  The event of default was caused by the decrease in the market value of such 2,000,000 shares of Common Stock below 115% of the outstanding principal balance of such loan.  Immediately following such transfer: (i) Mike Zoi beneficially owned 10,062,048 shares of Common Stock of the Issuer, which represented 6.1% of the Issuer's outstanding Common Stock based on 164,866,227 shares of Common Stock outstanding as of February 28, 2011 plus 62,048 shares of Common Stock of the Issuer that Mr. Zoi had the right to purchase pursuant to then exercisable warrants; and (ii) Green beneficially owned 10,000,000 shares of Common Stock of the Issuer, which represented 6.1% of the Issuer's outstanding Common Stock based on 164,866,227 shares of Common Stock outstanding as of February 28, 2011.

During the period from May 18, 2011 through September 15, 2011, Green sold an aggregate of 4,197,413 shares of Common Stock of the Issuer in the open market for an aggregate sale price of approximately $2.8 million.  On June 3, 2011, Green purchased an aggregate of 200,000 shares of Common Stock of the Issuer in the open market for an aggregate purchase price of approximately $275,000.  Immediately following such transactions: (i) Mike Zoi beneficially owned 6,064,635 shares of Common Stock of the Issuer, which represented 3.1% of the Issuer's outstanding Common Stock based on 195,273,025 shares of Common Stock outstanding as of September 14, 2011 plus 62,048 shares of Common Stock of the Issuer that Mr. Zoi had the right to purchase pursuant to then exercisable warrants; and (ii) Green beneficially owned 6,002,587 shares of Common Stock of the Issuer, which represented 3.1% of the Issuer's outstanding Common Stock based on 195,273,025 shares of Common Stock outstanding as of September 14, 2011.

During the period from September 30, 2011 through October 7, 2011, Enerfund purchased an aggregate of 10,322,947 shares of Common Stock of the Issuer in the open market for an aggregate purchase price of approximately $2.9 million.

CUSIP No. 29267A203	Page 7 of 10

None of the funds or other consideration used for any of the purchases or other acquisitions of shares of Common Stock of the Issuer by the Reporting Persons described above consisted of borrowed funds.

Item 4.                  Purpose of Transaction

The Reporting Persons entered into the transactions described in Item 3 above for investment purposes.  While, as of the date of the filing of this Schedule 13D, the Reporting Persons do not have any plans or proposals which would relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons will continue to analyze their investments in the Issuer on an ongoing basis.  As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management and/or the board of directors of the Issuer, with significant security holders of the Issuer and/or with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investments and consider possible strategic alternatives.  Depending upon such discussions and consideration of possible strategic alternatives, or to the extent otherwise deemed advisable by the Reporting Persons in light of prevailing market conditions generally and specifically as they relate to the Issuer and its Common Stock, the Reporting Persons could in the future formulate plans or proposals which would relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons further reserve the right to add to or reduce their holdings of securities in the Issuer at any time as circumstances warrant without prior notice.

Item 5.                  Interest in Securities of the Issuer

(a)           The disclosures contained under Item 3 of this Schedule 13D are incorporated herein by reference.

As of October 7, 2011, Mike Zoi beneficially owned 16,387,582 shares of Common Stock of the Issuer, which represented 8.4% of the Issuer's outstanding Common Stock based on 195,273,025 shares of Common Stock outstanding as of September 14, 2011 plus 62,048 shares of Common Stock of the Issuer that Mr. Zoi has the right to purchase pursuant to currently exercisable warrants.  Such shares of Common Stock consist of: (i) warrants to purchase 62,048 shares of Common Stock directly owned by Mr. Zoi; (ii) 6,002,587 shares of Common Stock indirectly owned by Mr. Zoi through Green; and (iii) 10,322,947 shares of Common Stock indirectly owned by Mr. Zoi through Enerfund.

As of October 7, 2011, Green beneficially owned 6,002,587 shares of Common Stock of the Issuer, which represented 3.1% of the Issuer's outstanding Common Stock based on 195,273,025 shares of Common Stock outstanding as of September 14, 2011.

As of October 7, 2011, Enerfund beneficially owned 10,322,947 shares of Common Stock of the Issuer, which represented 5.3% of the Issuer's outstanding Common Stock based on 195,273,025 shares of Common Stock outstanding as of September 14, 2011.

(b)           Mike Zoi has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock described in paragraph (a) above.

CUSIP No. 29267A203	Page 8 of 10

Green has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by Green as described in paragraph (a) above.

Enerfund has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by Enerfund as described in paragraph (a) above.

(c)           No transactions in the Issuer’s Common Stock have been effected by the Reporting Persons during the 60 days prior to June 3, 2010 and from such date through October 7, 2011 except as disclosed under Item 3 of this Schedule 13D and on Exhibit 2 hereto, all of which disclosures are incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 14, 2003, as partial consideration for the cancellation of $312.323.06 in principal and accrued interest owed by the Issuer to Mike Zoi under various promissory notes, the Issuer issued to Mr. Zoi: (i) ten-year warrants to purchase 217,165 shares (31,024 shares post-reverse stock split) of the Issuer’s Common Stock at an exercise price of $1.50 per share ($10.50 per share post-reverse stock split), and (ii) ten-year warrants to purchase 217,165 shares (31,024 shares post-reverse stock split) of the Issuer’s Common Stock at an exercise price of $2.00 per share ($14.00 per share post-reverse stock split).  Such warrants were issued pursuant to an Exchange Agreement, dated as of November 14, 2003, among the Issuer, Ener1 Group, Inc., Ener1 Battery Company, Mike Zoi and Peter Novak.

On June 3, 2010, 18,000,000 shares of Common Stock of the Issuer were distributed to Green (which was then known as Z-N, LLC) by Ener1 Group, Inc. as partial consideration for the redemption by Ener1 Group, Inc. of all of the shares and other interests owned by Green in Ener1 Group, Inc.  Such distribution was made pursuant to a Buyout and Release Agreement, dated as of May 2010, among Bzinfin, S.A., Green, Ener1 Group, Inc., Boris Zingarevich, Mikhail Zingarevich, Peter Novak and Mike Zoi.  A copy of such Buyout and Release Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

On June 3, 2010, 6,000,000 of such shares of Common Stock of the Issuer were distributed by Green to Peter Novak as partial consideration for the redemption by Green of all of the equity interests owned by Mr. Novak in Green.  Such distribution was made pursuant to a Buyout and Release Agreement, dated as of June 3, 2010, among Green (which was then known as Z-N, LLC), Peter Novak and Mike Zoi.  A copy of such Buyout and Release Agreement is included as Exhibit 3 hereto and is incorporated herein by reference.

CUSIP No. 29267A203	Page 9 of 10

On April 14, 2011, Green's ownership of 2,000,000 shares of Common Stock of the Issuer was transferred to International Capital Group, LLC pursuant to an event of default under a loan to Green made by International Capital Group, LLC.  Such 2,000,000 shares of Common Stock of the Issuer were pledged as collateral for Green's obligations under such loan.  The event of default was caused by the decrease in the market value of such 2,000,000 shares of Common Stock below 115% of the outstanding principal balance of such loan.  Such loan and pledge was made pursuant to a Master Loan Agreement, dated as of April 1, 2011, between International Capital Group, LLC and Green, and a Loan Addendum thereto dated as of March 28, 2011.  Copies of such Master Loan Agreement and Loan Addendum are included as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

Item 7.                  Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated October 12, 2011, by and among Mike Zoi, Green Venture Group, LLC and Enerfund, LLC
2	Schedule of transactions disclosed pursuant to Item 5(c) of Schedule 13D
3
Exchange Agreement, dated as of November 14, 2003, by and among Ener1, Inc., Ener1 Group, Inc., Ener1 Battery Company, Mike Zoi and Peter Novak (incorporated by reference to Exhibit 10.26 of the Issuer’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)

4	Buyout and Release Agreement, dated as of May 2010, by and among Bzinfin, S.A., Green, Ener1 Group, Inc., Boris Zingarevich, Mikhail Zingarevich, Peter Novak and Mike Zoi
5	Buyout and Release Agreement, dated as of June 3, 2010, by and among Z-N, LLC, Peter Novak and Mike Zoi
6	Master Loan Agreement, dated as of April 1, 2011, between International Capital Group, LLC and Green Venture Group, LLC
7	Loan Addendum, dated March 28, 2011, between International Capital Group, LLC and Green Venture Group, LLC

[Signatures are on the following page]

CUSIP No. 29267A203	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10-12-11	/s/ Mike Zoi
Date	Mike Zoi

GREEN VENTURE GROUP, LLC

10-12-11	By:	/s/ Mike Zoi
Date	Name: Mike Zoi
Title: Managing Member

ENERFUND, LLC

10-12-11	By:	/s/ Mike Zoi
Date	Name: Mike Zoi
Title: Managing Member

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Ener1, Inc, a Florida corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the 12th day of October 2011.

/s/ Mike Zoi
Mike Zoi

GREEN VENTURE GROUP, LLC

By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member

ENERFUND, LLC

By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member

Exhibit 2

Market Transactions Effected By Green Venture Group, LLC:

Transaction Date	Transaction	No. of Shares	Price Per Share*
5/18/2011	Sell	-4,200	$1.50
5/18/2011	Sell	-800	$1.50
5/18/2011	Sell	-10,465	$1.50
5/23/2011	Sell	-10,496	$1.15
5/23/2011	Sell	-9,504	$1.15
5/24/2011	Sell	-35,000	$1.16
5/24/2011	Sell	-50,000	$1.17
5/24/2011	Sell	-30,000	$1.17
5/24/2011	Sell	-25,000	$1.20
5/24/2011	Sell	-10,452	$1.14
5/24/2011	Sell	-100,000	$1.14
5/24/2011	Sell	-28,130	$1.13
5/24/2011	Sell	-17,636	$1.09
5/24/2011	Sell	-11,870	$1.22
5/24/2011	Sell	-39,548	$1.17
5/24/2011	Sell	-800	$1.12
5/24/2011	Sell	-66,292	$1.11
5/24/2011	Sell	-65,272	$1.10
5/25/2011	Sell	-31,911	$1.10
5/25/2011	Sell	-78,583	$1.08
5/25/2011	Sell	-59,666	$1.07
5/25/2011	Sell	-15,060	$1.16
5/25/2011	Sell	-7,545	$1.14
5/25/2011	Sell	-60,284	$1.13
5/25/2011	Sell	-35,200	$1.11
5/25/2011	Sell	-51,417	$1.10
5/25/2011	Sell	-36,799	$1.09
5/25/2011	Sell	-23,535	$1.08
5/26/2011	Sell	-54,923	$1.07
5/26/2011	Sell	-29,077	$1.09
5/31/2011	Sell	-145,000	$1.24
5/31/2011	Sell	-164,029	$1.25
6/1/2011	Sell	-35,971	$1.25
6/3/2011	Buy	12,374	$1.42
6/3/2011	Buy	4,226	$1.38
6/3/2011	Buy	28,300	$1.38
6/3/2011	Buy	34,742	$1.37
6/3/2011	Buy	25,451	$1.40
6/3/2011	Buy	27,433	$1.42
6/3/2011	Buy	53,514	$1.35

1

Transaction Date	Transaction	No. of Shares	Price Per Share*
6/3/2011	Buy	13,960	$1.37
7/13/2011	Sell	-500	$0.86
7/13/2011	Sell	-17,810	$0.86
7/13/2011	Sell	-2,100	$0.85
7/13/2011	Sell	-1,900	$0.85
7/13/2011	Sell	-177,690	$0.85
7/13/2011	Sell	-100,000	$0.86
7/14/2011	Sell	-21,700	$0.89
7/18/2011	Sell	-98,300	$0.89
8/23/2011	Sell	-30,000	$0.36
8/23/2011	Sell	-50,000	$0.36
8/23/2011	Sell	-50,000	$0.37
8/23/2011	Sell	-50,000	$0.40
8/23/2011	Sell	-11,900	$0.41
8/23/2011	Sell	-88,100	$0.41
8/23/2011	Sell	-4,900	$0.38
8/23/2011	Sell	-33,600	$0.38
8/23/2011	Sell	-50,000	$0.40
8/23/2011	Sell	-15,700	$0.38
8/23/2011	Sell	-57,270	$0.38
8/23/2011	Sell	-11,500	$0.42
8/23/2011	Sell	-6,344	$0.39
8/23/2011	Sell	-1,700	$0.39
8/23/2011	Sell	-200	$0.39
8/23/2011	Sell	-25,130	$0.38
8/24/2011	Sell	-400	$0.36
8/24/2011	Sell	-100	$0.36
8/24/2011	Sell	-100	$0.36
8/24/2011	Sell	-500	$0.36
8/24/2011	Sell	-1,200	$0.36
8/24/2011	Sell	-400	$0.36
8/24/2011	Sell	-100	$0.36
8/24/2011	Sell	-62,397	$0.36
8/24/2011	Sell	-52,651	$0.36
8/24/2011	Sell	-31,349	$0.36
8/24/2011	Sell	-300	$0.36
8/24/2011	Sell	-7,900	$0.36
8/24/2011	Sell	-1,000	$0.35
8/24/2011	Sell	-5,100	$0.35
8/24/2011	Sell	-6,200	$0.35
8/24/2011	Sell	-3,300	$0.35
8/24/2011	Sell	-4,634	$0.35
8/24/2011	Sell	-10,500	$0.35
8/24/2011	Sell	-1,934	$0.35
8/24/2011	Sell	-3,966	$0.35

2

Transaction Date	Transaction	No. of Shares	Price Per Share*
8/24/2011	Sell	-22,000	$0.35
8/24/2011	Sell	-27,766	$0.35
8/24/2011	Sell	-1,700	$0.38
8/24/2011	Sell	-29,703	$0.37
8/24/2011	Sell	-3,400	$0.37
8/24/2011	Sell	-100	$0.37
8/24/2011	Sell	-200	$0.36
8/24/2011	Sell	-100	$0.36
8/25/2011	Sell	-400	$0.36
8/25/2011	Sell	-300	$0.36
8/25/2011	Sell	-500	$0.36
8/25/2011	Sell	-200	$0.36
8/25/2011	Sell	-1,200	$0.36
8/25/2011	Sell	-2,200	$0.36
8/25/2011	Sell	-3,852	$0.36
8/25/2011	Sell	-4,500	$0.35
8/25/2011	Sell	-500	$0.35
8/25/2011	Sell	-3,000	$0.35
8/25/2011	Sell	-1,700	$0.35
8/25/2011	Sell	-100	$0.35
8/25/2011	Sell	-200	$0.35
8/25/2011	Sell	-300	$0.35
8/25/2011	Sell	-3,600	$0.35
8/25/2011	Sell	-300	$0.35
8/25/2011	Sell	-1,900	$0.35
8/25/2011	Sell	-900	$0.35
8/25/2011	Sell	-13,975	$0.35
8/25/2011	Sell	-200	$0.37
8/25/2011	Sell	-1,000	$0.37
8/25/2011	Sell	-200	$0.37
8/25/2011	Sell	-100	$0.37
8/25/2011	Sell	-41,486	$0.37
8/25/2011	Sell	-1,300	$0.36
8/25/2011	Sell	-399	$0.36
8/25/2011	Sell	-100	$0.36
8/25/2011	Sell	-5,588	$0.36
8/29/2011	Sell	-100,000	$0.36
8/29/2011	Sell	-100,000	$0.36
8/30/2011	Sell	-17,374	$0.39
8/30/2011	Sell	-86,445	$0.39
8/30/2011	Sell	-2,720	$0.39
8/30/2011	Sell	-700	$0.39
8/30/2011	Sell	-3,160	$0.39
8/30/2011	Sell	-300	$0.38
8/30/2011	Sell	-800	$0.38

3

Transaction Date	Transaction	No. of Shares	Price Per Share*
8/30/2011	Sell	-200	$0.38
8/30/2011	Sell	-200	$0.38
8/30/2011	Sell	-55,670	$0.38
8/30/2011	Sell	-10,122	$0.43
8/30/2011	Sell	-1,600	$0.42
8/30/2011	Sell	-27,391	$0.41
8/30/2011	Sell	-19,743	$0.40
8/30/2011	Sell	-37,325	$0.40
8/30/2011	Sell	-700	$0.41
8/30/2011	Sell	-1,000	$0.41
8/30/2011	Sell	-300	$0.41
8/30/2011	Sell	-500	$0.41
8/30/2011	Sell	-4,700	$0.40
8/30/2011	Sell	-5,050	$0.40
8/30/2011	Sell	-5,600	$0.39
8/30/2011	Sell	-300	$0.39
8/30/2011	Sell	-18,100	$0.39
9/2/2011	Sell	-36,300	$0.35
9/2/2011	Sell	-4,254	$0.35
9/2/2011	Sell	-93,200	$0.35
9/2/2011	Sell	-76,645	$0.35
9/2/2011	Sell	-3,355	$0.35
9/2/2011	Sell	-2,814	$0.37
9/2/2011	Sell	-52,432	$0.36
9/2/2011	Sell	-4,200	$0.36
9/2/2011	Sell	-6,800	$0.35
9/7/2011	Sell	-3,300	$0.36
9/7/2011	Sell	-500	$0.36
9/7/2011	Sell	-600	$0.36
9/7/2011	Sell	-400	$0.36
9/7/2011	Sell	-300	$0.36
9/7/2011	Sell	-8,170	$0.36
9/7/2011	Sell	-2,100	$0.36
9/7/2011	Sell	-400	$0.36
9/7/2011	Sell	-300	$0.36
9/7/2011	Sell	-81,600	$0.36
9/7/2011	Sell	-2,330	$0.36
9/7/2011	Sell	-200	$0.37
9/7/2011	Sell	-800	$0.37
9/7/2011	Sell	-18,134	$0.37
9/8/2011	Sell	-800	$0.39
9/8/2011	Sell	-99,200	$0.39
9/8/2011	Sell	-35,631	$0.39
9/9/2011	Sell	-32,839	$0.37
9/13/2011	Sell	-92,720	$0.35

4

Transaction Date	Transaction	No. of Shares	Price Per Share*
9/13/2011	Sell	-50,000	$0.35
9/13/2011	Sell	-60,000	$0.35
9/13/2011	Sell	-100,000	$0.35
9/13/2011	Sell	-7,280	$0.35
9/13/2011	Sell	-11,119	$0.36
9/14/2011	Sell	-500	$0.32
9/14/2011	Sell	-63,400	$0.32
9/14/2011	Sell	-3,434	$0.32
9/14/2011	Sell	-21,400	$0.34
9/14/2011	Sell	-147	$0.33
9/15/2011	Sell	-88,815	$0.31
9/15/2011	Sell	-3,809	$0.31
9/15/2011	Sell	-1,200	$0.32
9/15/2011	Sell	-6,076	$0.32
9/15/2011	Sell	-100	$0.32

*Rounded to nearest $0.01.

Market Transactions Effected By Enerfund, LLC:

Transaction Date	Transaction	No. of Shares	Price Per Share*
9/30/2011	Buy	10,000	$0.12
9/30/2011	Buy	2,700	$0.14
9/30/2011	Buy	180,565	$0.12
9/30/2011	Buy	40,800	$0.12
9/30/2011	Buy	100	$0.58
9/30/2011	Buy	100	$0.13
9/30/2011	Buy	3,100	$0.13
9/30/2011	Buy	5,700	$0.13
9/30/2011	Buy	3,500	$0.12
9/30/2011	Buy	100	$0.12
9/30/2011	Buy	100	$0.12
9/30/2011	Buy	10,737	$0.12
9/30/2011	Buy	34,740	$0.13
9/30/2011	Buy	19,500	$0.13
9/30/2011	Buy	5,000	$0.13
9/30/2011	Buy	5,000	$0.13
9/30/2011	Buy	10,000	$0.13
9/30/2011	Buy	10,000	$0.13
9/30/2011	Buy	700	$0.13
9/30/2011	Buy	4,000	$0.13
9/30/2011	Buy	5,200	$0.13
9/30/2011	Buy	5,200	$0.13
9/30/2011	Buy	100	$0.13
9/30/2011	Buy	100	$0.12

5

Transaction Date	Transaction	No. of Shares	Price Per Share*
9/30/2011	Buy	600	$0.12
10/3/2011	Buy	245,303	$0.20
10/3/2011	Buy	1,200	$0.19
10/3/2011	Buy	1,400	$0.19
10/3/2011	Buy	700	$0.20
10/3/2011	Buy	29,300	$0.19
10/3/2011	Buy	15,800	$0.19
10/3/2011	Buy	600	$0.19
10/3/2011	Buy	33,600	$0.19
10/3/2011	Buy	217,616	$0.21
10/3/2011	Buy	144,000	$0.21
10/3/2011	Buy	22,792	$0.20
10/3/2011	Buy	100	$0.19
10/3/2011	Buy	200	$0.19
10/3/2011	Buy	1,200	$0.19
10/3/2011	Buy	5,225	$0.20
10/3/2011	Buy	44,775	$0.20
10/3/2011	Buy	99,500	$0.20
10/3/2011	Buy	100	$0.20
10/3/2011	Buy	400	$0.20
10/3/2011	Buy	34,858	$0.20
10/3/2011	Buy	55,142	$0.20
10/3/2011	Buy	77,952	$0.20
10/3/2011	Buy	456	$0.20
10/3/2011	Buy	1,000	$0.20
10/3/2011	Buy	592	$0.20
10/3/2011	Buy	339,564	$0.21
10/3/2011	Buy	1,800	$0.15
10/3/2011	Buy	144,998	$0.15
10/3/2011	Buy	63,380	$0.16
10/3/2011	Buy	114,632	$0.17
10/3/2011	Buy	102,599	$0.18
10/3/2011	Buy	23,400	$0.19
10/3/2011	Buy	58,684	$0.18
10/3/2011	Buy	42,529	$0.19
10/3/2011	Buy	4,700	$0.18
10/3/2011	Buy	400	$0.21
10/3/2011	Buy	36,575	$0.19
10/3/2011	Buy	140,200	$0.19
10/3/2011	Buy	2,000	$0.19
10/3/2011	Buy	31,793	$0.18
10/3/2011	Buy	87,173	$0.20
10/3/2011	Buy	17,418	$0.20
10/3/2011	Buy	22,577	$0.18
10/3/2011	Buy	12,770	$0.18

6

Transaction Date	Transaction	No. of Shares	Price Per Share*
10/3/2011	Buy	4,400	$0.19
10/3/2011	Buy	1,102	$0.20
10/3/2011	Buy	400	$0.19
10/3/2011	Buy	33,900	$0.18
10/3/2011	Buy	23,117	$0.19
10/3/2011	Buy	198,546	$0.19
10/3/2011	Buy	2,800	$0.19
10/3/2011	Buy	5,454	$0.19
10/3/2011	Buy	17,454	$0.19
10/3/2011	Buy	25,258	$0.20
10/3/2011	Buy	100	$0.19
10/3/2011	Buy	100	$0.19
10/3/2011	Buy	200	$0.25
10/3/2011	Buy	13,000	$0.20
10/3/2011	Buy	38,702	$0.20
10/3/2011	Buy	7,070	$0.20
10/3/2011	Buy	14,060	$0.21
10/3/2011	Buy	4,176	$0.20
10/3/2011	Buy	21,100	$0.20
10/3/2011	Buy	300	$0.20
10/3/2011	Buy	200	$0.20
10/3/2011	Buy	200	$0.20
10/3/2011	Buy	10,100	$0.20
10/3/2011	Buy	300	$0.20
10/4/2011	Buy	10	$0.21
10/4/2011	Buy	1,100	$0.24
10/4/2011	Buy	8,900	$0.23
10/4/2011	Buy	47,000	$0.25
10/4/2011	Buy	700	$0.24
10/4/2011	Buy	6,000	$0.25
10/4/2011	Buy	20,000	$0.24
10/4/2011	Buy	3,100	$0.22
10/4/2011	Buy	3,000	$0.22
10/4/2011	Buy	895,523	$0.21
10/4/2011	Buy	600	$0.21
10/4/2011	Buy	2,300	$0.24
10/4/2011	Buy	468,443	$0.24
10/4/2011	Buy	334,598	$0.23
10/5/2011	Buy	10,000	$0.27
10/5/2011	Buy	20,000	$0.27
10/5/2011	Buy	79,025	$0.27
10/5/2011	Buy	8,900	$0.27
10/5/2011	Buy	1,900	$0.27
10/5/2011	Buy	2,027	$0.27
10/5/2011	Buy	2,600	$0.27

7

Transaction Date	Transaction	No. of Shares	Price Per Share*
10/5/2011	Buy	1,200	$0.27
10/5/2011	Buy	200	$0.27
10/5/2011	Buy	2,400	$0.27
10/5/2011	Buy	300	$0.27
10/5/2011	Buy	948	$0.27
10/5/2011	Buy	500	$0.27
10/5/2011	Buy	10,965	$0.31
10/5/2011	Buy	10,100	$0.31
10/5/2011	Buy	14,900	$0.30
10/5/2011	Buy	21,800	$0.32
10/5/2011	Buy	28,200	$0.32
10/5/2011	Buy	100,000	$0.32
10/5/2011	Buy	8,100	$0.33
10/5/2011	Buy	1,900	$0.33
10/5/2011	Buy	50,000	$0.33
10/5/2011	Buy	43,425	$0.34
10/5/2011	Buy	6,575	$0.33
10/5/2011	Buy	25,900	$0.28
10/5/2011	Buy	139,800	$0.29
10/5/2011	Buy	613,236	$0.29
10/5/2011	Buy	7,666	$0.30
10/5/2011	Buy	1,069	$0.31
10/5/2011	Buy	4,400	$0.31
10/5/2011	Buy	4,450	$0.31
10/5/2011	Buy	3,300	$0.31
10/5/2011	Buy	278,867	$0.32
10/5/2011	Buy	929,541	$0.34
10/6/2011	Buy	1,632	$0.38
10/6/2011	Buy	29,300	$0.38
10/6/2011	Buy	700	$0.37
10/6/2011	Buy	72,078	$0.41
10/6/2011	Buy	200	$0.40
10/6/2011	Buy	30,000	$0.40
10/6/2011	Buy	35,000	$0.40
10/6/2011	Buy	597,000	$0.40
10/6/2011	Buy	3,000	$0.40
10/6/2011	Buy	5,700	$0.40
10/6/2011	Buy	48,581	$0.40
10/6/2011	Buy	100	$0.40
10/6/2011	Buy	1,319	$0.40
10/6/2011	Buy	75,000	$0.38
10/6/2011	Buy	1,300	$0.40
10/6/2011	Buy	500	$0.39
10/6/2011	Buy	2,790	$0.39
10/6/2011	Buy	1,000	$0.40

8

Transaction Date	Transaction	No. of Shares	Price Per Share*
10/6/2011	Buy	8,368	$0.35
10/6/2011	Buy	22	$0.38
10/6/2011	Buy	24,500	$0.39
10/6/2011	Buy	1,400	$0.39
10/6/2011	Buy	700	$0.39
10/6/2011	Buy	200	$0.39
10/6/2011	Buy	100	$0.39
10/6/2011	Buy	800	$0.39
10/6/2011	Buy	1,000,000	$0.40
10/6/2011	Buy	34,300	$0.40
10/6/2011	Buy	18,080	$0.36
10/6/2011	Buy	200	$0.43
10/6/2011	Buy	610	$0.38
10/6/2011	Buy	100	$0.38
10/6/2011	Buy	2,000	$0.38
10/6/2011	Buy	800	$0.38
10/6/2011	Buy	1,500	$0.38
10/6/2011	Buy	13,300	$0.39
10/6/2011	Buy	200	$0.39
10/6/2011	Buy	20	$0.39
10/6/2011	Buy	7,700	$0.39
10/6/2011	Buy	200	$0.39
10/6/2011	Buy	200	$0.39
10/6/2011	Buy	6,600	$0.39
10/6/2011	Buy	3,900	$0.40
10/6/2011	Buy	186,463	$0.39
10/7/2011	Buy	300	$0.38
10/7/2011	Buy	9,500	$0.35
10/7/2011	Buy	6,314	$0.35
10/7/2011	Buy	100	$0.35
10/7/2011	Buy	100	$0.35
10/7/2011	Buy	3,486	$0.35
10/7/2011	Buy	9,100	$0.35
10/7/2011	Buy	1,000	$0.34
10/7/2011	Buy	200	$0.33
10/7/2011	Buy	200	$0.33
10/7/2011	Buy	200	$0.33
10/7/2011	Buy	3,400	$0.33
10/7/2011	Buy	500	$0.37
10/7/2011	Buy	85,500	$0.35
10/7/2011	Buy	100	$0.43
10/7/2011	Buy	1,600	$0.32
10/7/2011	Buy	500	$0.32
10/7/2011	Buy	900	$0.34
10/7/2011	Buy	300	$0.33

9

Transaction Date	Transaction	No. of Shares	Price Per Share*
10/7/2011	Buy	92,132	$0.34
10/7/2011	Buy	500	$0.33
10/7/2011	Buy	1,200	$0.33
10/7/2011	Buy	300	$0.33
10/7/2011	Buy	1,500	$0.33
10/7/2011	Buy	400	$0.33
10/7/2011	Buy	600,000	$0.36

*Rounded to nearest $0.01.

10

Execution Version

BUYOUT AND RELEASE AGREEMENT

This Buyout and Release Agreement (this “Agreement”) is entered into this ____ day of May 2010 by and among Bzinfin, S.A., a British Virgin Islands limited company (“Bzinfin”), ZN, LLC, a Delaware limited liability company (“ZN”), Ener1 Group, Inc., a Florida corporation formerly known as Ener1 Holdings, Inc. (the “Company”), Boris Zingarevich, as to Section 7 hereof only and solely in his capacity as a director of the Company (“BZ”), Mikhail Zingarevich, as to Section 7 hereof only and solely in his capacity as a director of the Company (“MZ”), and Peter Novak (“Novak”) and Mike Zoi (“Zoi”), as to Sections 6 and 7 hereof only. Bzinfin, ZN, the Company, BZ, MZ, Novak and Zoi are sometimes individually referred to herein as a “Party” and collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, ZN and Bzinfin are shareholders of the Company and collectively are the legal and beneficial owners of substantially all of the issued and outstanding capital stock of the Company; and

WHEREAS, ZN and Bzinfin, including their respective owners, as well as the Company have agreed that ZN shall sell to, and the Company shall purchase from, ZN all of ZN’s right, title and interest in and to any and all shares of capital stock of the Company and any rights, warrants or options to acquire any capital stock of the Company (collectively, the “Capital Stock”) plus any indebtedness for borrowed money or otherwise that the Company may owe to ZN and/or any of its members (collectively, the “Indebtedness” and together with the Capital Stock, the “Group Securities”) in exchange for payment of the “Buyout Consideration” (as such term is defined below), pursuant to the terms and subject to the conditions of this Agreement.

In consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

1.           Recitals. The Parties agree that the foregoing recitals are true and correct and by this reference are incorporated herein as a part of this Agreement.

2.           Purchase and Sale.

(a)         Buyout Consideration. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined below), ZN shall sell to the Company, and the Company shall purchase from ZN, the Group Securities for consideration consisting of (i) 18,000,000 shares of common stock of Ener1, Inc. (the “Stock Consideration”) and (ii) US$3,000,000 in cash (the “Cash Consideration” and together with the Stock Consideration, the “Buyout Consideration”). The Stock Consideration shall be payable by the Company and the Cash Consideration shall be payable by the Company and/or Bzinfin, at their sole discretion.

(b)         Closing. The closing (the “Closing”) of the purchase and sale of the Group Securities hereunder shall take place prior to or at the same time the Company pledges any shares of common stock of Ener1, Inc. owned by it (other than the Stock Consideration) as collateral for a financing transaction, but not later than June 6, 2010 (the actual date on which the Closing occurs being referred to as the “Closing Date”).

(c)         Closing Deliverables.  At the Closing,

(i)         ZN shall deliver or cause to be delivered to the Company (w) one or more stock certificates representing the Capital Stock owned by ZN duly endorsed by ZN (including by all of its members) in blank or accompanied by one or more stock powers duly executed by ZN (including by all of its members), (x) assignments, in form and substance reasonably satisfactory to the Company, duly endorsed by ZN (including by all of its members) assigning and transferring to the Company any instruments or documents representing Capital Stock, (y) one or more releases, in form and substances reasonably satisfactory to the Company, duly executed by ZN (including by all of its members) irrevocably and unconditionally releasing and discharging the Indebtedness and the Company from its obligations thereunder and (z) any other documents and instruments reasonably required by the Company regarding the purchase of the Group Securities or any of the other transactions contemplated by this Agreement.

(ii)        The Company or Bzinfin, as applicable, shall deliver or cause to be delivered to ZN, by direct transfer to the accounts of Novak and Zoi, the Stock Consideration and the Cash Consideration, in each case in such amounts as allocated in a letter directive signed by Novak and Zoi and delivered to the Company at least one day in advance of the Closing. ZN hereby agrees that the Cash Consideration shall be offset and reduced by $250,000 and such $250,000 shall be paid by the Company or Bzinfin, as applicable, to Alarion Company Inc. for the purpose of satisfying in full Novak’s promissory note for the like principal amount in favor of Alarion Company Inc.

3.           Representations and Warranties of ZN. ZN represents and warrants to the Company and Bzinfin as of the date hereof and the Closing Date as follows:

(a)       ZN is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite legal authority to own and use its properties and assets and to carry on its business as currently conducted. Novak and Zoi are all of the members of ZN and own 100% of the membership interests of ZN. ZN is the successor-in-interest to Z-N LLC, a dissolved California limited liability company (“ZN California”), and Z-N, LLC, a dissolved Florida limited liability company (“ZN Florida”). At all times while ZN California and ZN Florida were in existence, Novak and Zoi were their only members and owned 100% of their membership interests.

(b)       ZN has the requisite corporate authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by ZN and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of ZN and no further consent or action is required by ZN, its managing member or its members. ZN hereby acknowledges and agrees that its execution and delivery of this Agreement constitutes its approval of the Company’s execution and delivery of this Agreement and the Company’s consummation of the transactions contemplated hereby. This Agreement has been duly executed by ZN and is, assuming due execution and delivery of this Agreement by the Company and Bzinfin, the valid and binding obligation of ZN enforceable against ZN in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors rights generally, and (ii) the effect of rules of law governing the availability of specific performance and other equitable remedies.

(c)       The execution, delivery and performance of this Agreement by ZN and the consummation by ZN of the transactions contemplated hereby do not, and will not, (i) conflict with or violate any provision of the ZN’s certificate of formation or ZN’s limited liability company agreement, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a ZN debt or otherwise) or other understanding to which ZN is a party or by which any property or asset of the ZN is bound, or affected, except to the extent that such conflict, default, termination, amendment, acceleration or cancellation right would not have or reasonably be expected to result in (x) a material adverse effect on the results of operations, assets, business or financial condition of ZN or (y) an event or occurrence that materially and adversely impairs ZN’s ability to perform its obligations under this Agreement (a “Material Adverse Effect”) or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which ZN is subject or by which any property or asset of ZN is bound or affected, except to the extent that such violation would not reasonably be expected to have a Material Adverse Effect.

(d)       There is no action, suit, claim, or proceeding, or, to ZN’s knowledge, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of ZN, threatened against or affecting ZN or any of its assets or properties that could, individually or in the aggregate, have a Material Adverse Effect.

(e)       ZN, except in each case as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by ZN under), nor has ZN received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its assets or properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body, or (iii) is not or has not been in violation of any statute, rule or regulation of any governmental authority.

(f)       ZN is the sole owner of and has good and valid title to the Capital Stock free and clear of all claims, liens, obligations and/or encumbrances of any nature whatsoever (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of the Capital Stock), except (i) for those certain restrictions on transfer imposed by that certain Shareholders’ Agreement dated as of March 11, 2003 by and among the Company, ZN (as the successor-in- interest to ZN California) and Bzinfin (the “Shareholders Agreement”) and (ii) those arising under applicable United States federal and state securities laws.

(g)       ZN is the sole owner of and has good and valid title to the Indebtedness free and clear of all claims, liens, obligations and/or encumbrances of any nature whatsoever (including, without limitation, any restriction on the right to sell or otherwise dispose of the Indebtedness), except those arising under applicable United States federal and state securities laws. All of ZN’s members have transferred to ZN any and all rights of any nature they may have had in the Indebtedness.

4.           Representations and Warranties of the Company and Bzinfin. The Company and Bzinfin represent and warrant, severally and not jointly, to ZN as of the date hereof and the Closing Date as follows:

(a)       The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, with the requisite legal authority to own and use its properties and assets and to carry on its business as currently conducted. Bzinfin is a limited company duly organized, validly existing and in good standing under the laws of the British Virgin Islands, with the requisite legal authority to own and use its properties and assets and to carry on its business as currently conducted.

(b)       Each of the Company and Bzinfin has the requisite corporate authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by each of the Company and Bzinfin and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each of the Company and Bzinfin and no further consent or action is required by either of them, its board of directors or its shareholders. This Agreement has been duly executed by each of the Company and Bzinfin and is, assuming due execution and delivery of this Agreement by ZN and the Company or Bzinfin, as applicabe, will constitute, the valid and binding obligation of each of the Company and Bzinfin enforceable against each of them in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors rights generally, and (ii) the effect of rules of law governing the availability of specific performance and other equitable remedies.

(c)       The execution, delivery and performance of this Agreement by each of the Company and Bzinfin and the consummation by each of them of the transactions contemplated hereby do not, and will not, (i) conflict with or violate any provision of either the Company’s or Bzinfin’s organizational documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a debt of either of them or otherwise) or other understanding to which either the Company or Bzinfin is a party or by which any property or asset of either of them is bound, or affected, except to the extent that such conflict, default, termination, amendment, acceleration or cancellation right would not have or reasonably be expected to result in (x) a material adverse effect on the results of operations, assets, business or financial condition of the Company or Bzinfin, as applicable, or (y) an event or occurrence that materially and adversely impairs the ability of the Company or Bzinfin, as applicable, to perform their respective obligations under this Agreement (a “Company Material Adverse Effect”) or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which either the Company or Bzinfin is subject or by which any property or asset of either of them is bound or affected, except to the extent that such violation would not reasonably be expected to have a Company Material Adverse Effect as to the Company or Bzinfin, as applicable.

(d)       There is no action, suit, claim, or proceeding, or, to the Company’s knowledge, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its assets or properties that could, individually or in the aggregate, have a Company Material Adverse Effect as to the Company. There is no action, suit, claim, or proceeding, or, to Bzinfin’s knowledge, inquiry or investigation, before or by any court, public board, government agency, self -regulatory organization or body pending or, to the knowledge of Bzinfin, threatened against or affecting Bzinfin or any of its assets or properties that could, individually or in the aggregate, have a Company Material Adverse Effect as to Bzinfin.

(e)       Neither the Company nor Bzinfin, except in each case as would not, individually or in the aggregate, reasonably be expected to have or result in a Company Material Adverse Effect as to the Company or Bzinfin, as applicable, (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or Bzinfin, as applicable, under), nor has the Company nor Bzinfin received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its assets or properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body, or (iii) is not or has not been in violation of any statute, rule or regulation of any governmental authority.

(f)        The Company is the sole owner of and has good and valid title to the Stock Consideration free and clear of all claims, liens, obligations and/or encumbrances or any nature whatsoever other than those arising under applicable United States federal and state securities laws.

5.           Conditions to Closing.

(a)       Company and Bzinfin Closing Conditions. The obligations of the Company and Bzinfin to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver), at or prior to the Closing, of each of the following conditions:

(i)         The representations and warranties of ZN contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing, with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by ZN on or before the Closing shall have been complied with, and the Company and Bzinfin shall have received a certificate from ZN to such effect;

(ii)        No litigation shall have been commenced by or before any governmental authority against ZN seeking to restrain or materially and adversely alter the transactions contemplated hereby which, in the reasonable, good faith determination of the Company or Bzinfin, is likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement; and

(iii)       ZN shall have delivered the deliverables specified in Section 2(c)(i).

(b)       ZN Closing Conditions. The obligations of ZN to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver), at or prior to the Closing, of each of the following conditions:

(i)         The representations and warranties of the Company and Bzinfin contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing, with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Company and Bzinfin on or before the Closing shall have been complied with, and ZN shall have received a certificate from the Company and Bzinfin to such effect;

(ii)        No litigation shall have been commenced by or before any governmental authority against the Company or Bzinfin seeking to restrain or materially and adversely alter the transactions contemplated hereby which, in the reasonable, good faith determination of ZN, is likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement; and

(iii)       The Company and Bzinfin, as applicable, shall have delivered the deliverables specified in Section 2(c)(ii).

6.           Survival of Representations and Warranties; Termination and Indemnification.

(a)       Survival. The representations and warranties and covenants in this Agreement shall survive the Closing Date until the first anniversary of the Closing Date except that the representations and warranties in Sections 3(a), 3(f) and 3(g) and Section 4(f) shall survive until expiration of the applicable statute of limitations.

(b)       Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing: (i) by the mutual written consent of the Parties; (ii) by either Bzinfin or ZN (other than a Party that is in breach of its obligations under this Agreement) if the other Party breaches any of the terms and conditions of this Agreement or fails to close the transactions contemplated hereby as required hereunder; or (iii) by either Bzinfin or ZN if the Closing has not occurred by June 6, 2010, provided that Bzinfin or ZN may terminate this Agreement earlier if the non-terminating Party cannot reasonably demonstrate to the terminating Party on June 4, 2006 that it (and, if the terminating Party is ZN, the Company) can satisfy its applicable closing conditions under Section 5 hereof by June 6, 2006 (provided that the right to terminate this Agreement under this Section 6(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Closing to occur on or before June 6, 2010 or the non-terminating Party’s failure to satisfy by June 4, 2006 the conditions specified by the proviso immediately preceding this parenthetical). In the event this Agreement is terminated pursuant to this Section 6(b) other than as a result of a willful or intentional breach by any Party, this Agreement shall become null and void and be of no effect with no liability on the part of any Party; provided, however, if this Agreement is terminated as a result of a willful or intentional breach by any Party, such termination shall not relieve any such Party of any liability or damages resulting from its willful or intentional breach of this Agreement.

(c)       Indemnification. (i) Each of the Company and Bzinfin and its respective affiliates, stockholders, officers, directors, employees, agents, successors and assigns (each a “Company Indemnified Party” and collectively the “Company Indemnified Parties”) shall be indemnified and held harmless by Novak and Zoi, jointly and severally, for a period of one (1) year following the Closing Date (the “Indemnification Period”) for any and all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, reasonable attorneys’ and consultants’ fees and expenses) actually incurred by any of them (including, without limitation, any action or claim brought or otherwise initiated by or against any of them) on or before expiration of the Indemnification Period, less all insurance benefits or proceeds actually received in respect thereof, and less judgments, awards and other recoveries actually received from third parties with respect thereto, including, without limitation, as the result of any counterclaims brought in or in connection with proceedings involving third party claims (hereinafter a “Loss”), arising out of or resulting from (x) the breach of any representation or warranty of ZN made in this Agreement; and/or (y) the breach of any covenant or agreement of ZN, Novak or Zoi, as applicable, made in this Agreement. The preceding to the contrary notwithstanding, the representations and warranties made by ZN in Sections 3(a), 3(f) and 3(g) hereof and the covenants made by ZN, Novak and Zoi, as applicable, in Sections 6 and 7 hereof shall survive until expiration of the applicable statute of limitations.

To the extent that the undertakings of Novak and Zoi set forth in this Section may be unenforceable, Novak and Zoi shall contribute the maximum amount that they are permitted to contribute under applicable law to the payment and satisfaction of all Losses incurred by the Company Indemnified Parties.

(ii)        ZN and its affiliates, owners, officers, directors, employees, agents, successors and assigns (each a “ZN Indemnified Party” and collectively the “ZN Indemnified Parties”) shall be indemnified and held harmless, severally and not jointly, by the Company and Bzinfin for the Indemnification Period for any Loss incurred on or before expiration of the Indemnification Period arising out of or resulting from (x) the breach of any representation or warranty of the Company or Bzinfin, as applicable, made in this Agreement; and/or (y) the breach of any covenant or agreement of the Company, Bzinfin, BZ or MZ, as applicable, made in this Agreement. The preceding to the contrary notwithstanding, the representations and warranties made by the Company in Section 4(f) hereof and the covenants made by the Company, Bzinfin, BZ and MZ, as applicable, in Sections 6 and 7 hereof shall survive until expiration of the applicable statute of limitations.

To the extent that the undertakings of the Company and Bzinfin set forth in this Section may be unenforceable, the Company and Bzinfin, as applicable, shall contribute the maximum amount that it is permitted to contribute under applicable law to the payment and satisfaction of all Losses incurred by the ZN Indemnified Parties attributable to the Company or Bzinfin, as applicable.

7.           Release. (a) Each of ZN, Novak and Zoi and their respective successors and assigns (collectively, the “ZN Releasing Parties”), hereby forever releases and discharges the Company, Bzinfin, BZ and MZ and their respective successors and assigns (collectively, the “Company-Bzinfin Releasees”) from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities (including, without limitation, the Indebtedness) whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which any of the ZN Releasing Parties now has, has ever had or may hereafter have against any of the Company-Bzinfin Releasees with respect to the subject matter of this Agreement arising on or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring on or prior to the Closing Date with respect to the subject matter of this Agreement, whether or not relating to claims pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein shall operate to release any obligation of any of the Company-Bzinfin Releasees arising under, or relating to, this Agreement.

(b)       Each of the Company-Bzinfin Releasees (collectively, the “Company-Bzinfin Releasing Parties”), hereby forever releases and discharges the ZN Releasing Parties (collectively, the “ZN Releasees”) from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which any of the Company-Bzinfin Releasing Parties now has, has ever had or may hereafter have against any of ZN Releasees with respect to the subject matter of this Agreement arising on or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring on or prior to the Closing Date with respect to the subject matter of this Agreement, whether or not relating to claims pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein shall operate to release any obligation of any of the ZN Releasees arising under, or relating to, this Agreement.

(c)       Each of the ZN Releasing Parties, and each of the Company-Bzinfin Releasing Parties, as the case may be, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the ZN Releasing Parties or any of the Company-Bzinfin Releasing Parties, as the case may be, based upon any matter purported to be released hereby.

(d)       The ZN Releasing Parties hereby acknowledge and agree that none of them will have any rights or obligations under the Shareholders Agreement after the Closing. Without limiting the generality of the foregoing, each of Novak and Zoi shall be deemed to automatically resign as a director of the Company effective on the Closing Date.

8.           Notice. All notices, requests, claims, demands and other communications permitted or required hereunder shall be in writing and shall be given by hand delivery, by overnight courier service, or by telecopy (deemed delivered: (i) upon receipt, if delivered by hand or telecopy (with electronic confirmation of delivery); or (ii) on the next business day, if delivered by courier generally promising next business day delivery) to the respective Party at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8):

As to ZN, Novak and Zoi:
ZN, LLC
19950 West Country Club Drive, 8th Floor Aventura, Florida 33180
Telecopy: (305) 933-3748 With a copy to:

Peter Novak
Email: pnovak@ener1group.com

Curtis Wolfe
Email: curtiswolfelaw@bellsouth.net

As to the Company, BZ and MZ:	Ener1 Group, Inc.
1540 Broadway, Suite 25C
New York, New York 10036
Telecopy: (212) 920-3510

With a copy to:

Andrew E. Balog
Greenberg Traurig, P.A.
1221 Brickell Avenue
Suite 2100
Miami, Florida 33131
Telecopy: (305) 961-5642

As to Bzinfin	Bzinfin, S.A.
c/o Patrick Bittel
Budin & Associés
20, Rue Jean Sénebier
CP 166
1211 Genève 12
Telecopy: 022 818 08 15

9.           Time of the Essence. With regards to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

10.         Applicable Law; Venue. This Agreement shall be governed by and construed according to the laws of the State of Florida without regard to its conflicts of law principles. Each Party submits to the exclusive jurisdiction of the state or federal courts sitting in Miami-Dade County, Florida in any action or proceeding arising out of, or relating to, this Agreement.

11.         Severability. In the event that one or more terms or provisions of this Agreement are found to be invalid or unenforceable for any reason or to any extent, each remaining term and provision shall continue to be valid and effective and shall be enforceable to the fullest extent permitted by law.

12.         Entire Agreement. This Agreement constitutes the complete agreement and understanding of the Parties and supersedes any and all prior agreements, promises, representations, or inducements, whether oral or written, concerning its subject matter. Any agreement to amend or modify the terms and conditions of this Agreement must be in writing and executed by the Parties. No failure to exercise and no delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, and no waiver shall be inferred as a result of any custom or practice between or among the Parties.

13.         Remedies. The releases given in this Agreement do not include a release of any liabilities, claims, damages, injuries or losses that may arise under this Agreement. Each Party acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching Party may be irreparably harmed and may not be made whole by monetary damages. Accordingly, the Parties, in addition to any other remedy to which they may be entitled, will be entitled to seek injunctive or other equitable relief in any court specified in Section 10 hereof without the posting of any bond or other surety or proof of damages in connection therewith. Each Party waives, to the fullest extent permitted by law, the right to trial by jury in any legal proceeding arising out of or relating to the enforcement of this Agreement. The prevailing Party will be entitled to recover from the opposing Party its expenses (including reasonable attorneys’ fees and costs) incurred in connection with any claim, action or lawsuit brought to enforce this Agreement.

14.         Construction. The Parties through their legal counsel participated in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, the Parties intend that (i) this Agreement be construed as if they had drafted it together, and (ii) no presumption or burden of proof arises favoring or disfavoring any Party by virtue of its role in drafting any provision of this Agreement. The headings in this Agreement are solely for the convenience of reference, and are not to be construed as terms or conditions of this Agreement. All pronouns and any variations of pronouns used in this Agreement refer to the masculine, feminine or neuter, singular or plural as the identity of the person or persons require.

15.         Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, taxes of any nature, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

16.         Further Action. Each Party shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable laws and regulations, execute and deliver such documents and other instruments, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

17.         Enerplay, LLC-Nival Interactive, Inc. Equity Exchange. The Company covenants to allow within 90 days of the Closing the non-affiliate members of its subsidiary, EnerPlay, LLC, a Florida limited liability company, to convert their ownership interest in Enerplay for the proportional amount of shares of Nival Interactive, Inc. (“Nival”) held by EnerPlay without the Company requiring further consideration or cost to such members, provided that such members shall be responsible for any resulting tax liability or incidental costs and expenses they may incur as a result thereof and such members shall hold and own such shares of Nival subject to the terms and conditions of Nival’s organizational documents as well as any agreement, contract or covenant to which Nival’s shareholders are subject.

18.         Counterparts. This Agreement may be executed and delivered (including by facsimile, PDF or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK;
SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

ZN, LLC		BZINFIN, S.A.

By:	/s/ Peter Novak	By:	/s/ Patrick Bittel
	Name: Peter Novak	Name: Patrick Bittel
	Title: Managing Member	Title: Attorney-in-fact

By:	/s/ Mike Zoi
	Name: Mike Zoi	ENER1 GROUP, INC.
Title: Member
		By:	/s/ Charles Gassenheimer
Name: Charles Gassenheimer
Title: Chief Executive Officer

/s/ Peter Novak
Peter Novak, individually as to Sections 6
and 7 only
/s/ Boris Zingarevich
Boris Zingarevich. as to Section 7 only and solely in
his capacity as a director of Enerl Group, Inc.
/s/ Mike Zoi
Mike Zoi, individually as to Sections 6
and 7 only

/s/ Mikhail Zingarevich
Mikhail Zingarevich, as to Section 7 only and solely
in his capacity as a director of Enerl Group, Inc.

Execution Version

BUYOUT AND RELEASE AGREEMENT

This Buyout and Release Agreement (this “Agreement”) is entered into this 3rd day of June 2010 by and among ZN, LLC, a Delaware limited liability company (“ZN”), and Peter Novak (“Novak”) and Mike Zoi (“Zoi”). ZN, Novak and Zoi are sometimes individually referred to herein as a “Party” and collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, Zoi and Novak are the legal and beneficial owners of all of the issued and outstanding membership interests of ZN and Novak holds fifty percent (50%) of the interest (the “Novak Interest”); and

WHEREAS, ZN, Zoi and Novak entered into that certain Buyout and Release Agreement regarding ZN’s ownership interest in Ener1 Group, which constitutes ZN’s sole asset and business, wherein Novak will be paid six million shares of Ener1, Inc. (“HEV”) and three million U.S. Dollars (US$3,000,000) (the “Novak Payout”); and

WHEREAS, as of the Closing of the Ener1 Buyout, Novak wishes to retire from his membership in ZN, leaving Zoi as the sole member of ZN.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

1.           Recitals. The Parties agree that the foregoing recitals are true and correct and by this reference are incorporated herein as a part of this Agreement.

2.           Retirement.  Novak hereby tenders his retirement from ZN pursuant to Article IX of ZN’s Operating Agreement.

3.           Buyout Consideration. Upon the terms and subject to the conditions of this Agreement, at the Closing of the Ener1 Buyout, ZN shall sell to ZN, and ZN shall purchase from Novak Novak’s Interest, and the Novak Payout shall constitute the Purchase Price pursuant to Article IX, Section 2 of ZN’s Operating Agreement.

4.           Representations and Warranties of Novak.  Novak  represents and warrants to ZN and Zoi as of the Closing Date as follows:

(a)           Novak owns 50% of the membership interest of ZN; and

(b)           Novak is the sole owner of and has good and valid title to the Novak Interest free and clear of all claims, liens, obligations and/or encumbrances of any nature whatsoever (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of the membership interest).

5.           Indemnification.  Novak and his agents, successors and assigns (each a "Novak Indemnified Party") shall be indemnified and held harmless by ZN and Zoi, jointly and severally, for a period of one (1) year following the Closing Date (the “Indemnification Period”) for any and all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, reasonable attorneys' and consultants' fees and expenses) actually incurred by any of them (including, without limitation, any action or claim brought or otherwise initiated by or against any of them) on or before expiration of the Indemnification Period, less all insurance benefits or proceeds actually received in respect thereof, and less judgments, awards and other recoveries actually received from third parties with respect thereto, including, without limitation, as the result of any counterclaims brought in or in connection with proceedings involving third party claims (hereinafter a "Loss"), arising out of or resulting from (x) past or future actions of Zoi not related to authorized actions of ZN and (y) future actions of Zoi or ZN.

6.           Release. (a) Each of ZN, Novak and Zoi and their respective successors and assigns hereby forever release and discharge the other Parties from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities (including, without limitation, the Indebtedness) whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which any of the Releasing Parties now has, has ever had or may hereafter have against any of the other Party with respect to the subject matter of this Agreement arising on or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring on or prior to the Closing Date with respect to the subject matter of this Agreement, whether or not relating to claims pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein shall operate to release any obligation of any of the Releasees arising under, or relating to, this Agreement.

(b)           Each of the Releasing Parties hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the Other Parties based upon any matter purported to be released hereby.

(c)           Novak hereby acknowledges and agrees that he will not have any rights or obligations under the Operating Agreement after the Closing. Without limiting the generality of the foregoing, Novak shall be deemed to automatically resign as managing member of ZN effective on the Closing Date.

7.           Notice. All notices, requests, claims, demands and other communications permitted or required hereunder shall be in writing and shall be given by email (with electronic confirmation of delivery); or (ii) on the next business day, if delivered by courier generally promising next business day delivery) to the respective Party at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7):

As to ZN and Zoi:	ZN, LLC 19950 West Country Club Drive, 8th Floor Aventura, Florida 33180 Fax: (305) 933-3748 Email: mzmzi@aol.com
As to Novak:	Peter Novak Email: pnovak10@hotmail.com

8.           Applicable Law; Venue.  This Agreement shall be governed by and construed according to the laws of the State of Florida without regard to its conflicts of law principles. Each Party submits to the exclusive jurisdiction of the state or federal courts sitting in Miami-Dade County, Florida in any action or proceeding arising out of, or relating to, this Agreement.

9.           Severability. In the event that one or more terms or provisions of this Agreement are found to be invalid or unenforceable for any reason or to any extent, each remaining term and provision shall continue to be valid and effective and shall be enforceable to the fullest extent permitted by law.

10.         Entire Agreement. This Agreement constitutes the complete agreement and understanding of the Parties and supersedes any and all prior agreements, promises, representations, or inducements, whether oral or written, concerning its subject matter. Any agreement to amend or modify the terms and conditions of this Agreement must be in writing and executed by the Parties.  No failure to exercise and no delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof.  No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, and no waiver shall be inferred as a result of any custom or practice between or among the Parties.

11.         Remedies. The releases given in this Agreement do not include a release of any liabilities, claims, damages, injuries or losses that may arise under this Agreement. Each Party acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching Party may be irreparably harmed and may not be made whole by monetary damages. Accordingly, the Parties, in addition to any other remedy to which they may be entitled, will be entitled to seek injunctive or other equitable relief in any court specified in Section 10 hereof without the posting of any bond or other surety or proof of damages in connection therewith. Each Party waives, to the fullest extent permitted by law, the right to trial by jury in any legal proceeding arising out of or relating to the enforcement of this Agreement. The prevailing Party will be entitled to recover from the opposing Party its expenses (including reasonable attorneys' fees and costs) incurred in connection with any claim, action or lawsuit brought to enforce this Agreement.

12.         Counterparts. This Agreement may be executed and delivered (including by facsimile, PDF or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

ZN, LLC		PETER NOVAK

By:
	Name: Peter Novak	Peter Novak
Title: Managing Member

MIKE ZOI

By:
	Name: Mike Zoi	Mike Zoi
Title: Member

LOAN # ICG-8902
April 1, 2011

MASTER LOAN AGREEMENT

THIS MASTER LOAN AGREEMENT (this “Agreement”) is hereby entered into on April 1, 2011, by and between International Capital Group, LLC, a Delaware limited liability company (including its successors and assigns, the “Lender”), and Green1 Ventures Group, LLC, located in Miami, Florida (“Borrower”). Whereas, Borrower and Lender both intend to enter into one or more loans (each, a “Loan” and collectively, the “Loans”) as described in the Loan Addenda entered into from time to time by Lender and Borrower, each of which is incorporated into this Agreement by reference (each, a “Loan Addendum” and collectively, the “Loan Addenda”);

Whereas, Borrower and Lender both intend for such Loans to be non-recourse to Borrower (except as otherwise provided in this Agreement or any Loan Addendum) and further intend to provide Lender with security for repayment of such Loans and the performance by Borrower of its obligations hereunder and each Loan Addendum;

Whereas, Borrower and Lender both intend to secure Borrower’s performance and repayment of such Loans through transfer and delivery to Lender of possession of publicly-traded equity shares (or other securities), the details of which are set forth in the Loan Addenda;

Whereas, Borrower and Lender both intend that Lender, will hold the Collateral in Lender’s account or a related account for the benefit of Client;

Whereas, unless an event of Default occurs, Lender shall not trade, sell or otherwise dispose of Collateral Shares during the term of the Loan; and

Whereas, neither Borrower nor Lender intends to effect a sale of such shares (or other securities).

Now Therefore, Borrower and Lender, in exchange for valid consideration (the sufficiency of which is hereby acknowledged) agree as follows:

ARTICLE I

DEFINITIONS

ARTICLE I.1.Certain Defined Terms. As used in this Agreement, each of the following terms has the following meaning:

“Additional Loan Compensation” means, with respect to each Loan, Lender’s portion of the market appreciation of the applicable Stock Portfolio (measured from the initial closing date of such Loan to the date of determination), as set forth in the applicable Loan Addendum.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Illinois are required or authorized by law to be closed.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and any corresponding federal income tax statute enacted after the date of this Agreement. A reference to a specific Article of the Code refers not only to such specific Article but also to any corresponding provision of any federal income tax statute enacted after the date of this Agreement as such specific Article or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

“Default” means an Event of Default or an event or condition which with notice or lapse of time or both would constitute an Event of Default.

“Event of Default” has the meaning set forth in Article 8.1

“GAAP” means generally accepted principles of good accounting practice in the United States, consistently applied.

“Initial Stock Portfolio” means, with respect to each Loan, all shares and other securities (if any), specified as the “Stock Portfolio” in the respective Loan Addendum.

“Lien” means, with respect to (a) any asset, (i) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, and (ii) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset, and (b) any securities, any purchase option, call or similar right of a third party.

“Loan Documents” means this Agreement and all other certificates, documents, agreements and instruments delivered under or in connection with this Agreement, including each Loan Addendum.

“Material Adverse Effect” means any event, change, matter, condition or circumstance which (a) has or would reasonably be expected to have, in the reasonable judgment of Lender, a material adverse effect (i) on the business, properties, assets, results of operations, condition (financial or otherwise) or prospects of Borrower or any of its subsidiaries, or of the issuer of any securities transferred to Lender hereunder, individually or as a whole, or (ii) on the shares or other securities (if any), transferred to Lender hereunder; (b) would, in the reasonable judgment of Lender, materially impair the ability of Borrower to perform or observe its obligations under or in respect of any Loan Document; (c) affects the legality, validity, binding effect or enforceability of any of the Loan Documents; (d) affects the ability of Lender to make the Loans under this Agreement; or (e) would as a result of changes in the Code or other tax regulations impair the ability of Lender to make Loans.

“Maturity Date” means, with respect to each Loan, the scheduled maturity date set forth in the applicable Loan Addendum.

“Net Loan Proceeds” means, with respect to any Loan, an amount equal to the Gross Loan Amount (as determined as provided in the applicable Loan Addendum) of such Loan, minus the fees related to such Loan.

“Patriot Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or any other entity of whatever nature or any governmental agency or authority.

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time.

“Sanctioned Countries” means any country specified in the “List of Sanctioned Countries” by the U.S. Department of Treasury and found on www.ustreas.gov/ofac.

“Sanctioned Person” means any person specified in the “Specially Designated Nationals List” by the U.S. Department of Treasury and found on www.ustreas.gov/ofac.

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LOAN # ICG-8902
April 1, 2011

“Securities Act” means the United States Securities Act of 1933, as amended from time to time.

“Stock Portfolio” means, with respect to each Loan, (a) the Initial Stock Portfolio for such Loan and any cash or non-cash proceeds thereof, (b) any cash, additional shares or other securities delivered from time to time by Borrower to Lender to address minimum collateral value requirements, and (c) any shares or other securities or property into which the shares referenced in clauses (a) or (b) may be converted, redeemed or otherwise exchanged, including by way of a merger, corporate acquisition, stock split or reverse stock split.

ARTICLE I.2.Accounting Terms. Unless otherwise defined or the context otherwise requires, all accounting terms not expressly defined herein shall be construed, and all accounting determinations and computations required under this Agreement or any other Loan Documents shall be made, in accordance with GAAP.

ARTICLE I.3.Interpretation. As used in this Agreement, except to the extent the context hereof otherwise requires: (a) the words “hereof,” “herein,” “hereto,” “hereunder” and the like mean and refer to this Agreement as a whole and not merely to the specific Article, Article, subArticle, paragraph or clause in which the respective word appears; (b) the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined; (c) the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation;” (d) references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto; (e) references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation referred to; (f) any table of contents, captions and headings are for convenience of reference only and shall not affect the construction of this Agreement; and (g) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including,” the words “to” and “until” each mean “to but excluding,” and the word “through” means “to and including.”

ARTICLE II

THE LOANS

ARTICLE II.1. Loan Application. Borrower shall complete a written application in the form of Exhibit A hereto with respect to each Loan made hereunder (each, a “Loan Application”) containing the information requested therein. Lender may accept or reject each such Loan Application for any reason whatsoever or no reason, in each case in its sole and absolute discretion, provided that each such Loan Application that does not result in a Loan Addendum entered into by both Lender and Borrower shall be deemed to have been rejected by Lender.

ARTICLE II.2. Loan Terms. The terms of each Loan are contained herein and in each Loan Addendum entered into by both parties (and each such Loan Addendum shall be considered a part of and merged into this Agreement). The Net Loan Proceeds, Maturity Date, interest rate, payment dates, the formula for Additional Loan Compensation and other terms with respect to each Loan will be determined by Lender based on a number of factors that will vary from loan to loan and such terms shall be set forth in each Loan Addendum to the extent not set forth herein; provided, however, the Net Loan Proceeds set forth in any Loan Addendum will only be an estimate and the final Net Loan Proceeds will be determined after Lender confirms the market value of the applicable Stock Portfolio as provided in this Agreement and the Loan Addendum. The Net Loan Proceeds may be distributed to designated accounts belonging to Borrower at one time or on sequential dates, in accordance with written instructions from Borrower. Unless otherwise stated in a particular Loan Addendum, Borrower understands that prior to the Maturity Date of each Loan, prepayments are not permissible. This Agreement shall not constitute a commitment or agreement by Lender to make any Loan or other extension of credit to Borrower, and Lender will only be required to make a particular Loan hereunder to the extent the terms of such Loan are set forth in a Loan Addendum entered into by Borrower and Lender and the other conditions of this Agreement are satisfied with respect to such Loan, including the conditions contained in Article V. Notwithstanding anything to the contrary herein contained or any other Loan Document, Borrower may not (without the written consent of Lender) withdraw or otherwise revoke a Loan Addendum that has been entered into by both Lender and Borrower and any such attempted withdrawal or revocation shall be null and void; provided, however, Borrower may withdraw a Loan Addendum for a particular Loan to the extent Lender is unable to enter into an acceptable hedging transaction as provided in Article V-l(g) and Lender is unwilling to waive such condition.

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LOAN # ICG-8902
April 1, 2011

ARTICLE II.3. Interest.

(a)           Interest shall accrue on the outstanding principal amount of each Loan made hereunder and on any amount of interest not paid on a scheduled payment date.

(b)           The interest rate for each Loan hereunder shall be the rate set forth in the applicable Loan Addendum and interest payments shall be made as set forth therein.

(c)           Notwithstanding anything to the contrary herein contained, in the event that any Default shall have occurred and be continuing, the interest rate for each outstanding Loan shall be the interest rate set forth in the applicable Loan Addendum plus eight percent (8%).

(d)           All interest on a loan shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

ARTICLE II.4. Repayment at Maturity. Subject to the terms of Article IX, on the Maturity Date of each Loan, Borrower shall pay to Lender an amount equal to the sum of (a) the outstanding principal amount of such Loan, (b) all accrued and unpaid interest with respect to such Loan, (c) the Additional Loan Compensation, if any, with respect to such Loan, and (d) all other amounts due by Borrower to Lender pursuant to the Loan Documents.

ARTICLE II.5. Payments. All payments of principal and interest on each Loan hereunder, and all fees and other sums owing by Borrower to Lender under this Agreement or any other Loan Document, shall be paid to Lender (a) by wire transfer to an account designated by Lender, or (b) if no account has been designated by Lender, by check at the office of Lender set forth in Article XII.3.

ARTICLE II.6. Maximum Rate of Interest. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts that are treated as interest on such Loan under applicable law shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by Lender in accordance with applicable law, (a) the rate of interest payable in respect of such Loan, together with all of the charges payable in respect thereof, shall be limited to the Maximum Rate, (b) to the extent lawful, the interest and the charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Article II.6 shall be cumulated, and (c) the interest and the charges payable to Lender in respect of other loans or obligations owed by Borrower to Lender shall be increased (but not above the Maximum Rate) until such cumulated amount, together with interest thereon to the date of repayment, shall have been received by Lender.

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LOAN # ICG-8902
April 1, 2011

ARTICLE II.7. Evidence of Indebtedness. Lender shall record in its internal records the date and amount of each Loan made, the amount of principal and interest due and payable from time to time hereunder, each payment thereof and the resulting unpaid principal balance of such Loan. Any such recordation shall be presumptive evidence of the accuracy of the information so recorded. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect the obligations of Borrower hereunder to pay any amount owing with respect to the Loans or the rights of Lender under this Agreement or any other Loan Document.

ARTICLE III

STOCK PORTFOLIO

ARTICLE III.l. Pledge. Borrower hereby pledges, hypothecates and assigns to Lender, and hereby grants to Lender a security interest in, all right, title and interest of Borrower in and to the following described property, whether now owned by Borrower or hereafter acquired and whether now existing or hereafter arising (collectively, the “Pledged Collateral”):

(a)           the entire Stock Portfolio, including all shares or other securities comprising the Stock Portfolio;

(b)           all cash, instruments, securities or other property representing a dividend or other distribution on any of the shares or other securities comprising the Stock Portfolio, or representing a distribution or return of capital upon or in respect of the Stock Portfolio, or resulting from a split-up, revision, reclassification or other like change of the Stock Portfolio or otherwise received in exchange therefore, and any warrants, rights or options issued to the holders of, or otherwise in respect of, the Stock Portfolio; and

(c)           all proceeds of any of the property of Borrower described in subArticles (a) and (b) above of this Article 3.1 and, to the extent related to any property described in said clauses or such proceeds, all books, correspondence, records, and other documents.

ARTICLE III.2. Pledge Absolute. Borrower hereby agrees that the pledge of the Pledged Collateral shall be binding upon Borrower and that the pledge shall be irrevocable and unconditional, irrespective of the validity, legality or enforceability of this Agreement, any Loan Addendum or any other Loan Document, the absence of any action to enforce the same, the waiver or consent by Lender with respect to any provision thereof, or any action to enforce the same or any other similar circumstances. Borrower hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of receivership or bankruptcy of Borrower, protest or notice with respect to any of the Loans and all demands whatsoever, and covenants that this Agreement will remain in full force and effect so long as any Loans remain unpaid.

ARTICLE III.3. Lender Appointed Attorney-in-Fact. Borrower hereby appoints Lender as Borrower’s attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Agreement and the other Loan Documents and taking any action and executing any instrument that Borrower may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, Borrower shall have the right and power to receive, endorse and collect all checks and other orders for the payment of money made payable to Borrower representing any dividend, interest payment or other distribution payable or distributable in respect of the Pledged Collateral or any part thereof and to give full discharge therefore.

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LOAN # ICG-8902
April 1, 2011

ARTICLE III.4. Transfer. Within ten (10) Business Days of Borrower and Lender entering into a Loan Addendum, Borrower shall have transferred the Initial Stock Portfolio to an account designated by Lender. Borrower and Lender agree that neither intends a sale between each other of the shares or other securities comprising the Stock Portfolio and any transfer of such shares or securities is solely to provide Lender unfettered possession thereof for the purposes of (a) providing security to Lender, (b) providing a means to hedge the risks associated with the Stock Portfolio and (c) inducing Lender to make the Loans hereunder to Borrower. In particular, Lender shall have the right to (and Borrower hereby irrevocably authorizes Lender and grants Lender the absolute right to) buy, pledge, transfer, assign, hypothecate, lend and/or encumber the shares and other securities comprising the Stock Portfolio, as needed to procure a loan or hedge against adverse market movements as determined by Lender in its sole discretion, in each case without the consent of or notice to Borrower and without making any accounting therefor to Borrower. Borrower and Lender agree to prepare and file their respective tax returns in a manner consistent with the terms of this Agreement, such as not characterizing the transfer of the Stock Portfolio to Lender as a sale transaction. Borrower and Lender hereby agree that each transfer of shares and other securities comprising all or any portion of a Stock Portfolio to Lender shall, unless Lender is unable to enter into an acceptable hedging transaction as provided in Article V.l(g) and Lender is unwilling to waive such condition, be absolute, irrevocable and unconditional and, further thereto, Borrower agrees that:

(a)           Lender is under no obligation to segregate such shares or other securities (if any), or the proceeds, if any, thereof apart from any other property of Lender, and Lender may combine such shares or other securities (if any), and any such proceeds, in whole or in part, with any other property;

(b)           except as otherwise provided in Article V.l(g) or Article IX.l, Lender is under no obligation to return any such shares or other securities (if any), to Borrower or otherwise; and

(c)           any hedging arrangements or derivative contracts entered into by Lender or any of its affiliates with respect to the shares and other securities comprising the Stock Portfolio may affect the price or value (including declines in value) of such shares or other securities (if any) and that neither Lender nor any such affiliate has any obligation to limit any such activities.

ARTICLE III.5. Restrictions. Borrower may not buy, sell, short or engage in derivative transactions related to the shares or other securities of any companies contained in the Stock Portfolio at any time (i) within 30 days after the date of this Agreement or (ii) within 30 days of the Maturity Date.

ARTICLE IV

DIVIDENDS AND VOTING

ARTICLE IV.1. Dividends. Borrower hereby directs and instructs Lender to apply all dividends and other distributions received on shares or other securities (if any) comprising the Stock Portfolio with respect to a particular Loan against accrued interest and unpaid costs and expenses owing by Borrower to Lender in connection with such Loan (subject to any other terms that may be set forth in the applicable Loan Addendum). Unless an Event of Default exists, any dividends and other distributions remaining after the payment of all accrued interest and unpaid costs and expenses shall be paid by Lender to Borrower on a quarterly basis.

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LOAN # ICG-8902
April 1, 2011

ARTICLE IV.2. Voting. So long as Lender continues to hold the shares and other securities (if any) comprising the Stock Portfolio and has voting rights with respect to such shares and other securities, Borrower shall be entitled to exercise any and all voting and other rights pertaining to such shares and other securities by directing Lender in writing regarding any such vote or right no less than three (3) Business Days prior to the final exercise date of such vote or right. Notwithstanding the foregoing, Borrower shall not vote for, consent to or otherwise acquiesce with respect to any action, matter or other item that would violate the terms of this Agreement or any other Loan Document or that could be adverse to the interests of Lender. Upon the occurrence and during the continuance of a Default, Borrower shall not be permitted to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to the immediately preceding sentence, and Lender shall thereupon have the sole right to exercise such voting and other consensual rights.

ARTICLE IV.3. Lender Statements. Statements detailing the Stock Portfolio value and Loan balance(s) shall be delivered by Lender to Borrower quarterly, semi-annually or annually as specified by Borrower in writing to Lender.

ARTICLE V

CONDITIONS PRECEDENT

ARTICLE V.l. Conditions Precedent to the Initial Loan. Lender shall have no obligation to make any Loan hereunder unless each of the following conditions precedent shall have been satisfied (or waived by Lender):

(a)           Lender shall have received a Loan Application signed by Borrower.

(b)           Lender shall have received a duly completed Form G-3, as required by Regulation U, specifying Borrower’s purpose(s) in obtaining such Loan, and a duly completed U.S. Patriot Act Compliance Statement in the form of Exhibit B hereto.

(c)           Lender shall have received a counterpart of this Agreement and the Loan Addendum signed by Borrower.

(d)           Lender shall have received (to the extent required by Lender) a signed promissory note from Borrower evidencing the indebtedness incurred under this Agreement.

(e)           Lender shall have received all other documents, instruments and agreements, and such fees, that it may require in its sole and absolute discretion.

(f)           The shares and other securities (if any) comprising the Stock Portfolio shall have been transferred to an account designated by Lender in accordance with Article III.4 and the value of the Stock Portfolio shall have been determined in accordance with the applicable Loan Addendum.

(g)           Lender shall have entered into acceptable hedging or similar transactions (as determined by Lender in its sole discretion) with respect to the Loan and the shares and other securities (if any) comprising the Stock Portfolio. Borrower acknowledges and agrees that during the time when Lender is locating acceptable hedging or similar transactions, the market value of the underlying Stock Portfolio may drop in value affecting the amount of the final Net Loan Proceeds. If it appears that an acceptable hedging or similar transaction cannot be obtained by Lender with respect to a particular Loan and Stock Portfolio and Lender is unwilling to waive the condition, Lender shall return all shares and other securities (if any) in the Stock Portfolio to Borrower. In addition, if Lender does not enter into an acceptable hedging or similar transaction with respect to any Loan or Stock Portfolio within ten (10) Business Days of Borrower’s transfer of the Stock Portfolio to an account designated by Lender in accordance with Article III.4 and Lender is unwilling to waive the condition, Borrower may require the return of all shares and other securities (if any) comprising the Stock Portfolio.

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LOAN # ICG-8902
April 1, 2011

The final amount of the Net Loan Proceeds of any particular Loan will be based on the loan-to-value ratio (as indicated in the applicable Loan Addendum) multiplied by the market value of the Stock Portfolio as determined pursuant to the applicable Loan Addendum.

Lender will notify Borrower after all conditions precedent set forth in this Article V.l have been satisfied (or waived by Lender).

ARTICLE V.2. Conditions Precedent to All Loans after the Initial Loan. Lender shall have no obligation to make any additional Loan unless each of the following conditions precedent shall have been satisfied (or waived by Lender):

(a)           All of the conditions precedent set forth in Article V.l shall have been satisfied with respect to the additional Loan.

(b)           The representations and warranties of Borrower set forth in each Loan Document to which it is a party shall be true and correct in all respects on and as of the date of such additional Loan.

(c)           No Default shall have occurred and be continuing.

ARTICLE VI

BORROWER REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Lender, on the date hereof and on the date that any additional Loan is made hereunder, that:

ARTICLE VI.1. Existence. To the extent applicable, Borrower (a) (i) is duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and (ii) is duly qualified to do business and in good standing in each jurisdiction in which the failure to be so qualified could reasonably be expected to have a Material Adverse Effect, and (b) has all requisite power and authority to own its property and to carry on any business as now conducted.

ARTICLE VI.2. Power and Authority. Borrower has full legal power and authority to enter into, execute, deliver and perform the terms of the Loan Documents, all of which have been duly authorized by all proper and necessary action (to the extent applicable). The execution, delivery and performance of the Loan Documents by Borrower are in full compliance with Borrower’s organizational documents (to the extent applicable). Borrower has duly executed and delivered each Loan Document to which it is a party.

ARTICLE VI.3. Binding Agreements. The Loan Documents constitute the valid and legally binding obligations of Borrower, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally.

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LOAN # ICG-8902
April 1, 2011

ARTICLE VI.4. Approvals and Consents. No consent, authorization or approval of, filing with, notice to, or exemption by, any governmental authority or any other agency or entity is required to authorize, or is required in connection with, the execution and delivery by Borrower of, and the performance by Borrower of its obligations under, the Loan Documents or is required as a condition to the validity or enforceability of the Loan Documents with respect to or against Borrower or its property or assets.

ARTICLE VI.5. No Conflict. The execution and delivery of, and performance by Borrower of the terms of, the Loan Documents (and the use by Borrower of the Loan proceeds) will not (a) violate any statutes or regulations of any governmental authority applicable to Borrower, (b) constitute a default under, or conflict with or require any consent under (other than consents which have been obtained), any mortgage, indenture, contract, agreement, judgment, decree or order, or (c) result in the creation or imposition of, or obligation to create, any Lien upon all or any portion of any Stock Portfolio.

ARTICLE VI.6. Taxes. Borrower has filed or caused to be filed all tax returns required to be filed and has paid, or has made adequate provision for the payment of, all taxes shown to be due and payable on said returns or in any assessments made against him, her or it (other than those being contested in good faith and by appropriate proceedings diligently conducted), and no tax Liens have been filed against Borrower or any of its property.

ARTICLE VI.7. Compliance. Borrower is complying with all applicable statutes and regulations of all governmental authorities, a violation of which could reasonably be expected to have a Material Adverse Effect.

ARTICLE VI.8. No Misrepresentation. No representation or warranty contained in any Loan Document and no certificate, report, document or other information (including any financial information) furnished by or on behalf of Borrower to Lender in connection with the transactions contemplated hereby, contains a misstatement of material fact, or omits to state a material fact required to be stated in order to make the statements therein contained not misleading in the light of the circumstances under which made.

ARTICLE VI.9. Stock Portfolio Transferable. As of the time of transfer to Lender of any share or other security (if any) comprising the Stock Portfolio, such share or other security (if any), (a) in the case of any share, is duly authorized and issued, fully paid and non-assessable, (b) is owned by Borrower, free of any adverse claim, Lien or other right, title or interest of any Person, (c) is freely transferable, and (d) is not subject to any agreement or applicable law (including any federal or state securities law) that (i) limits the right of Borrower to transfer such security to Lender, or (ii) limits the right of Lender to exercise, with respect to such security, any right described in Article III.4.

ARTICLE VI.10. Margin Loans. Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying “Margin Stock” (as defined in Regulation U), and none of the Net Loan Proceeds will be used to purchase or carry Margin Stock in violation of Regulation U. All information provided by Borrower on each Form G-3 (if any), which shall be delivered by Borrower in connection with each Loan hereunder, shall be true and accurate in all respects and shall not omit any material fact.

ARTICLE VI.11. Borrower’s Intent. Borrower’s intention is to borrow money from Lender and not to sell to Lender any share or other securities comprising the Stock Portfolio. Borrower’s intention is to grant unfettered possession to Lender by transfer of any share or other securities of any Stock Portfolio for the purposes of (a) providing security to Lender, (b) providing Lender means to hedge the risks associated with the Stock Portfolio and (c) inducing Lender to make Loans hereunder to Borrower. Borrower is relying solely upon Borrower’s own knowledge and upon the advice of Borrower’s advisors and representatives with respect to the legal, tax, accounting, economic and other aspects of each such Loan hereunder or other transaction.

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LOAN # ICG-8902
April 1, 2011

ARTICLE VI.12. No Material Non-public Information. Borrower has not delivered or caused to be delivered to Lender any material non-public information relating to Borrower or relating to the issuer of any share or other security (if any) in any Stock Portfolio.

ARTICLE VI.13. Certain Legal Matters.

(a)           Borrower is not an “enemy” or an “ally of the enemy” within the meaning of Article 2 of the Trading with the Enemy Act of the United States of America (50 U.S.C. App. §§ 1 et seq.), as amended. Borrower is not in violation of (i) the Trading with the Enemy Act, as amended, (ii) any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto or (iii) the Patriot Act. Borrower (I) is not a blocked person described in Article 1 of the Anti-Terrorism Order or (II) to the best of its knowledge, is not engaged in any dealings or transactions, or is otherwise associated, with any such blocked person.

(b)           Borrower (i) is not a Sanctioned Person, (ii) has no assets in Sanctioned Countries, and (iii) derives no income from investments in, or transactions with, Sanctioned Persons or Sanctioned Countries. No part of the proceeds of any Loan hereunder will be used directly or indirectly to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Country.

ARTICLE VII

BORROWER COVENANTS

ARTICLE VII.1. Further Assurances. Borrower agrees to execute and deliver all necessary documents and give all necessary instructions to ensure that all right, title and interest in each share or other security (if any), transferred to Lender as part of a Stock Portfolio will pass absolutely from Borrower to Lender, free from all Liens and adverse claims, and will not result in Borrower’s breach of any of its representations or warranties in this Agreement.

ARTICLE VII.2. Director, Officer or Principal Shareholder. In the event that Borrower is the issuer or a director, officer or a principal shareholder (as such terms are used in the Securities Exchange Act of 1934, as amended) of any company that issued securities contained in any Stock Portfolio, Borrower will comply with all laws and regulations governing securities transactions conducted by issuers, directors, officers, or principal shareholders, including disclosure requirements and limits on transaction size. Borrower has secured competent legal counsel with respect of the Borrower’s compliance with such regulations.

ARTICLE VII.3. Information. Borrower shall furnish or cause to be furnished to Lender (a) prompt written notice of (i) the occurrence of any Default, (ii) the filing or commencement of any action, suit or proceeding by or before any governmental authority against or affecting Borrower or its subsidiaries that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect, (iii) any change of address (actual or electronic), bank information or telephone number, and (iv) the occurrence of any other development that has resulted, or could reasonably be expected to result, in a Material Adverse Effect, and (b) promptly after request therefor, such other information as Lender may reasonably request from time to time.

ARTICLE VII.4. Issuers. In the event requested by Lender from time to time, Borrower shall (a) notify each issuer of the shares or other securities (if any) comprising the Stock Portfolio of the transfers effected or to be effected pursuant to Article III.4 hereof, and (b) instruct each such issuer to pay any and all dividends and distributions to Lender and deliver any and all information with respect to such shares or other securities directly to Lender, in each case, as the custodian of Borrower. In the event Borrower receives any payments or information in respect of the shares or other securities (if any) comprising the Stock Portfolio, Borrower shall hold the same in trust for the benefit of Lender and immediately deliver same to Lender with any necessary endorsements.

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LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

ARTICLE VIII

EVENTS OF DEFAULT

ARTICLE VIII.1 .Events of Default. Each of the following events shall constitute an “Event of Default”:

(a)           Payments. With respect to any Loan hereunder, Borrower shall fail to pay when due, or in the appropriate currency, any principal, interest or other sum owing with respect to such Loan under the Loan Documents.

(b)           Representations and Warranties. Any representation or warranty made by Borrower under or in connection with the Loan Documents shall prove to have been untrue or incorrect in any material respect when made or deemed made.

(c)           Failure by Borrower to Perform Covenants. Borrower shall fail to perform or observe any term, covenant or agreement (other than those specified in paragraph (a) of this Article VIII.l) contained in any Loan Documents on its part to be performed or observed.

(d)           Judgments, (i) A final judgment or order for the payment of money which is not fully covered by third-party insurance shall be rendered in either case against Borrower or any of its subsidiaries which has or would reasonably be expected to have a Material Adverse Effect; or (ii) any non-monetary judgment or order shall be rendered against Borrower or any of its subsidiaries which has or would reasonably be expected to have a Material Adverse Effect.

(e)            Insolvency Proceedings. Borrower becomes insolvent or generally fails to pay, or admits in writing his, her or its inability or refusal to pay, debts as they become due; or Borrower applies for, consents to, or acquiesces in the appointment of a trustee, receiver or other custodian for Borrower or any property of Borrower, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for Borrower or for a substantial part of his, her or its property and is not discharged within sixty (60) days; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of Borrower, and if such case or proceeding is not commenced by Borrower, it is consented to or acquiesced in by Borrower, or remains undismissed for sixty (60) days; or Borrower takes any action to authorize, or in furtherance of, any of the foregoing.

(f)            Value. The market value of the shares and other securities (if any) comprising the Stock Portfolio with respect to any Loan shall at any time be less than one hundred fifteen percent (115%) of the outstanding principal balance of such Loan; provided, however, Borrower may cure such default by delivering cash or additional securities to Lender (such additional securities to be acceptable to Lender in its reasonable sole discretion) sufficient to bring Loan back into good standing (such delivery of cash or additional securities must occur prior to the expiration of the Cure Period referenced below). In the event Borrower cures any collateral value discrepancy under this clause (f) by delivering cash or additional securities to Lender, such cash and /or additional securities shall constitute Pledged Collateral hereunder, shall be included in the applicable Stock Portfolio and shall otherwise be subject to all of the terms and provisions hereof. Lender shall not be required to return any such cash or additional securities to Borrower until the applicable Maturity Date and only after Borrower’s satisfaction of its obligations under Article IX.l and Article X.l.

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LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

(g)           Dissolution, Etc. Borrower or any of its subsidiaries shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), or (ii) suspend its operations other than in the ordinary course of business.

(h)           Material Adverse Effect. An event, change, matter, condition or circumstance described in subdivision (i) of the definition of Material Adverse Effect occurs, which gives reasonable grounds for Lender, in its reasonable judgment, to conclude that Borrower may not, or will be unable to, perform or observe in the normal course its obligations under the Loan Documents.

(i)           Consents, Etc. Any law, decree, license, consent, authorization, registration or approval now or hereafter necessary to enable Borrower to comply with its obligations incurred in the Loan Documents shall be modified, revoked, withdrawn or withheld or shall cease to remain in full force and effect.

ARTICLE VIII.2. Default Process. Upon the occurrence of an Event of Default, Lender agrees to provide Borrower with no less than ten (10) Business Days written notice prior to exercising any of its rights and remedies as described in Article VIII.3 (the “Cure Period”). During the Cure Period, Borrower shall be permitted to cure the Event of Default to the satisfaction of Lender. In the event Borrower fails to cure the Event of Default within the Cure Period, Lender shall be permitted to exercise its rights and remedies under Article VIII.3 and Borrower shall be deemed to have forfeited any and all rights and interests in the applicable Stock Portfolio. Notwithstanding the foregoing, no Cure Period shall be provided to Borrower in the case of an Event of Default under clauses (e) or (g) of Article VIII.l and Lender shall immediately be permitted to exercise its rights and remedies under Article VIII.3 and Borrower shall immediately be deemed to have forfeited any and all rights and interests in the applicable Stock Portfolio.

As an example of the foregoing default process, if an Event of Default arises under clause (f) of Article VIII.l as a result of the market value of the Stock Portfolio securing any Loan being less than one hundred fifteen percent (115%) of the outstanding principal balance of such Loan at any time, Lender may elect to send a written notice of such Event of Default to Borrower. In the event Lender elects to send a written default notice to Borrower, Borrower will forfeit any and all rights and interests in the applicable Stock Portfolio unless Borrower delivers cash or additional securities to Lender (such additional securities to be acceptable to Lender in its reasonable sole discretion) sufficient to bring the Loan back into good standing (such delivery of cash or additional securities must occur prior to the expiration of the Cure Period referenced above). In the event (and only in the event) Borrower delivers the required cash or additional securities to Lender during the Cure Period, Borrower will retain all of its rights and interests in the applicable Stock Portfolio.

ARTICLE VIII.3. Rights. If an Event of Default occurs, Lender may do any one or more of the following, to the extent permitted by law and only after the expiration of the Cure Period (other than in respect of an Event of Default under clauses (e) or (g) of Article VIII.l, which shall have no Cure Period):

(a)           Declare any and all indebtedness and liabilities of Borrower under this Agreement or any other Loan Document immediately due and payable (including all principal and accrued interest in respect of each outstanding Loan and all other liabilities and obligations of Borrower to Lender under the Loan Documents), without notice or demand to Borrower or otherwise.

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LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

(b)           Upon declaration that Borrower is in default and the Loan become immediately due and payable, Lender will enforce a 5% default penalty fee of the Loan Amount.

(c)           Exercise as to any or all of the Pledged Collateral all the rights, powers and remedies of an owner, including taking, using, selling or otherwise encumbering or disposing of the shares or other securities comprising the Stock Portfolio as if such shares and other securities were Lender’s own property.

(d)           Enforce its rights and remedies under this Agreement or any other Loan Document or any of its rights and remedies under applicable law.

ARTICLE VIII.4. Non-Recourse. Anything herein to the contrary notwithstanding (but except as otherwise provided below in this Article and in Article X.2), Lender agrees, for itself, its representatives, successors, endorsees and assigns, that: (a) neither Borrower, nor any representative, successor, assign or affiliate of Borrower, shall be personally liable for the liabilities and obligations owed by Borrower to Lender hereunder; and (b) Lender (and any such representative, successor, endorsee or assignee) shall look to the Stock Portfolio and/or the other instruments of security that secure the Loan for payment of such liabilities and obligations owed by Borrower to Lender hereunder, and will not make any claim or institute any action or proceeding against Borrower (or any representatives, successors, assigns or affiliates of Borrower) for any deficiency remaining after collection upon the Stock Portfolio; provided, however, and notwithstanding the foregoing, Borrower is and will remain personally liable for all liabilities and obligations owed by Borrower to Lender hereunder to the extent of any loss suffered by Lender, or its representatives, successors, endorsees or assigns, if such loss is caused by Borrower based in whole or in part upon:

(a)           Damages arising from Borrower’s fraud, misrepresentations or the breach of Borrower’s material covenant or agreement; and/or

(b)           Damage to the Stock Portfolio resulting from Borrower’s gross negligence or intentional acts; and/or

(c)           Borrower’s failure to pay taxes or other property-related liens; and/or

(d)           Damages arising from Borrower’s failure to comply with any and all laws.

ARTICLE IX

BORROWER OPTIONS AT MATURITY DATE

ARTICLE IX.1. Repayment In Full. On the Maturity Date of each Loan, Borrower shall repay the entire outstanding principal balance of the applicable Loan, all accrued and unpaid interest thereon and any fees that may then be due, and all other amounts then payable by Borrower to Lender under the Loan Documents. Within three (3) Business Days of receipt of Borrower’s payment in full, Lender shall return the applicable Stock Portfolio to Borrower, adjusted as follows:

(a)           If the market value of the Stock Portfolio (i.e. the aggregate amount obtained by multiplying each share or other security comprising the Stock Portfolio by the price determined pursuant to clause (c) below) is equal to or less than the total amount calculated by application of the Additional Loan Compensation Formula referenced in the applicable Loan Addendum, Lender shall return each share or other security pledged/transferred by Borrower at the time the applicable Loan was made along with any additional shares or other securities pledged/transferred by Borrower pursuant to the terms of Article VIII.l (f), adjusted for any stock-splits, reverse splits, mergers, spin-offs, or similar changes affecting Borrower’s position as beneficial owner of the securities.

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LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

(b)           If the market value of the Stock Portfolio is greater than the total amount calculated by application of the Additional Loan Compensation Formula referenced in the applicable Loan Addendum, Lender shall return (i) shares or other securities pledged/transferred by Borrower that have a market value equal to the sum of (x) the total amount calculated by application of the Additional Loan Compensation Formula referenced in the Loan Addendum and (y) Borrower’s portion of the market appreciation of the applicable Stock Portfolio beyond the amount referenced in clause (x) above, or (ii) if agreed to by Lender and Borrower, all shares or other securities comprising the Stock Portfolio, and Borrower will have a cash expense immediately due and payable to Lender in immediately available funds. In the case of subArticle (ii) of this clause (b), the expense immediately due to Lender shall be calculated by taking the difference between the market value of the Stock Portfolio and the total amount calculated by application of the Additional Loan Compensation Formula referenced in the Loan Addendum and multiplying such amount by Lender’s percentage of the market appreciation of the applicable Stock Portfolio beyond the Additional Loan Compensation Formula referenced in the Loan Addendum.

(c)           In the case of either clause (a) or clause (b) of this Article IX.1, the market value of the Stock Portfolio shall be determined by Lender based on the average daily closing price of each security or share included in the Stock Portfolio for the four (4) week period immediately preceding the Maturity Date (or in the event the daily closing price is unavailable, as determined by Lender in its reasonable discretion exercised in good faith).

ARTICLE IX.2. Forfeiture of Stock Portfolio. Notwithstanding anything to the contrary contained herein, Borrower may irrevocably elect not to repay the liabilities and obligations with respect to such Loan by providing written notice thereof to Lender, choosing instead to forfeit all shares and other securities comprising the Stock Portfolio for such Loan to Lender, and from and after such election Lender shall have no further recourse beyond the Stock Portfolio. In the event Borrower fails to repay all amounts due and owing to Lender with respect to a particular Loan in accordance with Article IX.l or fails to renew such Loan in accordance with Article IX.3, immediately following the Maturity Date of such Loan, Borrower shall be deemed to have forfeited any and all rights and interests in the shares and other securities comprising the Stock Portfolio.

ARTICLE IX.3. Renewal. Notwithstanding anything to the contrary contained herein, Borrower may elect to renew this Agreement for an additional period of time as provided in Article XI below.

ARTICLE IX.4. Refinance. Notwithstanding anything to the contrary contained herein, Borrower may elect to refinance this agreement for and additional period of time as provided in Article X below.

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LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

ARTICLE X

ELECTIONS AT MATURITY DATE

ARTICLE X.l. Borrower Election. Prior to the Maturity Date of each Loan, Borrower shall affirmatively elect one of the options set forth in Article IX by providing written notice of such irrevocable election to Lender as provided in this Article X.l. In the event Borrower elects to repay in full all amounts due under this Agreement with respect to the applicable Loan, Borrower shall deliver written notice of such irrevocable election to Lender no less than thirty (30) days prior to the applicable Maturity Date. In the event Borrower elects to renew the applicable Loan and such Loan is capable of renewal as provided in Article XI, Borrower shall deliver written notice of such irrevocable election to Lender no less than thirty (30) days prior to the applicable Maturity Date. In the event the Borrower elects to refinance the applicable Loan and such Loan is capable of refinance, Borrower shall deliver written notice of such irrevocable election to Lender no less than thirty (30) days prior to the applicable Maturity Date. In the event Borrower elects not to repay the applicable Loan, Borrower shall deliver a written notice of such irrevocable election to Lender no less than ten (10) days prior to the applicable Maturity Date. In the event Borrower fails to deliver a written election to Lender as provided above in this Article X.l, immediately following the Maturity Date of such Loan, Borrower shall be deemed to have forfeited any and all rights and interests in the shares and other securities comprising the Stock Portfolio and Lender may liquidate the Stock Portfolio.

ARTICLE X.2. Full Recourse Obligation. In the event Borrower elects to repay in full all amounts due under this Agreement with respect to a particular Loan in accordance with the requirements in Article X.l, Borrower shall immediately and automatically become personally liable for the repayment in full of all amounts due under this Agreement with respect to the particular Loan notwithstanding anything to the contrary contained herein or any other Loan Document.

ARTICLE XI

RENEWAL AND REFINANCE OPTIONS AT MATURITY DATE

ARTICLE XI.1. Renewal and Refinance Conditions. Subject to the conditions set forth below, with prior written notice to Lender as provided in Article X, Borrower may renew or refinance each Loan under this Agreement for a period of time no fewer than six (6) months nor greater than twenty (20) years (such renewal and refinance period to be approved by Lender):

(a)           If the market value of the Stock Portfolio with respect to a particular Loan exceeds all amounts due under this Agreement and all related Loan Documents with respect to such Loan, upon the election of Borrower to renew or refinance such Loan, Borrower will receive a new Loan based on the market value of the Stock Portfolio (as determined by Lender) at the time of renewal or refinance (subject to the original loan-to-value percentage); provided, however, concurrently with any such renewal or refinance, Borrower must pay Lender (in immediately available funds) (i) all amounts outstanding under this Agreement and all other Loan Documents, including principal, accrued interest and costs and expenses (or such amounts may be subtracted from the proceeds of such new Loan if elected by Lender to the extent the amount of the new Loan exceeds such amounts), and (ii) the Additional Loan Compensation (if any) payable to Lender with respect to the Stock Portfolio (or such amount may be subtracted from the proceeds of such new Loan if elected by Lender).

(b)           In all circumstances not covered by clause (a) above, Borrower may elect to renew the particular Loan by paying a non-refundable renewal fee to Lender on or prior to the applicable Maturity Date. Upon the first such renewal, the renewal fee shall be guaranteed to be 1.0% of the market value of the Stock Portfolio at the time of renewal (as set forth in the original Loan Addendum for such Loan). Subsequent renewal fees shall be based on market conditions existing at the time and negotiated by the parties.

ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

(c)           In all circumstances not covered by clause (a) above, Borrower may elect to refinance the particular Loan by paying a non-refundable refinance fee to Lender on or prior to the applicable Maturity Date. Upon the first such refinance, the refinance fee shall be guaranteed to be 2.0% of the market value of the Stock Portfolio at the time of refinance (as set forth in the original Loan Addendum for such Loan). Subsequent refinance fees shall be based on market conditions existing at the time and negotiated by the parties.

(d)           Renewal interest rates and other loan terms may differ from the original Agreement and Loan Addendum, the exact terms of which will be set forth in an updated Loan Addendum and determined by market conditions at the time of renewal or refinance.

ARTICLE XII

MISCELLANEOUS

ARTICLE XII. 1. Amendment and Waivers. No amendment to any provision of any Loan Documents shall be effective unless it is in writing and has been signed by Lender and Borrower, and no waiver of any provision of any Loan Documents, or consent to any departure by the Borrower therefrom, shall be effective unless it is in writing and has been signed by Lender. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

ARTICLE XII.2. Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that Borrower shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Lender (and any attempted assignment or transfer by Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any agency, person or entity (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of any Loan Documents.

ARTICLE XII.3. Notices. All notices and other communications provided for hereunder and under the other Loan Documents shall, unless otherwise stated herein, be in writing (including by facsimile transmission and by e-mail transmission) and mailed, sent or delivered to the respective parties hereto at or to their respective addresses or facsimile numbers set forth in this Article XII.3 or at or to such other address, facsimile number or e-mail address as shall be designated by any party in a written notice to the other party hereto. All such notices and communications shall be effective (a) if delivered by hand, when delivered; (b) if sent by mail, upon the earlier of the date of receipt or three (3) Business Days after deposit in the mail, first class (or air mail, with respect to communications to be sent to or from the United States), postage prepaid; (c) by overnight mail or overnight courier, the next following Business Day after being sent; and (d) if sent by facsimile transmission or e-mail transmission, when sent.

(a)	Lender’s Address. Lender’s official notice information is set forth below:

425 N. Martingale Road
Suite 1540
Schaumburg, Illinois 60173
Telephone: 847-278-0333
Fax: 847-276-3390
E-Mail: docs@icglending.com

ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

(b)	Borrower’s Address. Borrower’s official notice information is set forth below:

Green1 Ventures Group, LLC
1450 South Miami Avenue
Miami, Florida 33130
Telephone: 305-507-8808
Fax:
E-Mail: mzmzi@aol.com

ARTICLE XII.4. Currency. Unless otherwise specified in a Loan Addendum, all principal, interest and other sums and payments referred to in the Loan Documents shall be in United States dollars. Notwithstanding the foregoing, in the event Lender makes a Loan in one currency and all or any portion of the applicable Stock Portfolio is denominated in another currency, the Loan currency shall be the controlling currency for all purposes and all determinations involving the different currencies (whether with respect to the amount of any required payment, market values or otherwise) shall be determined by Lender in good faith based on the exchange rate with respect to such currencies on the date of determination as selected by Lender in good faith from a reputable and recognized source.

ARTICLE XII.5. Attorney in Fact. Borrower hereby appoints Lender as Borrower’s attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of the Loan Documents and taking any action and executing any instrument that Lender may deem necessary or advisable to accomplish the purposes thereof, which appointment is irrevocable and coupled with an interest.

ARTICLE XII.6. Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

ARTICLE XII.7. Consent to Jurisdiction. TO INDUCE LENDER TO ENTER INTO THIS AGREEMENT AND PROVIDE THE LOANS HEREUNDER, BORROWER IRREVOCABLY AGREES THAT, SUBJECT TO LENDER’S SOLE AND ABSOLUTE ELECTION, ALL ACTIONS OR PROCEEDINGS IN ANY WAY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT WILL BE LITIGATED IN COURTS HAVING SITUS IN CHICAGO, ILLINOIS. BORROWER HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY COURT LOCATED WITHIN CHICAGO, ILLINOIS, WAIVES PERSONAL SERVICE OF PROCESS UPON BORROWER, AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL DIRECTED TO BORROWER AT THE ADDRESS STATED ON THE SIGNATURE PAGE HEREOF AND SERVICE SO MADE WILL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT.

ARTICLE XII.8.Waiver of Jury Trial. EACH OF BORROWER AND LENDER WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (A) UNDER THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR (B) ARISING FROM ANY LENDING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. BORROWER AGREES THAT IT WILL NOT ASSERT ANY CLAIM AGAINST LENDER OR ANY OTHER PERSON INDEMNIFIED UNDER THIS AGREEMENT ON ANY THEORY OF LIABILITY FOR SPECIAL, INDIRECT, CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES.

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LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

ARTICLE XII.9. Entire Agreement. This Agreement, together with all Loan Addenda and other Loan Documents, constitutes the full and entire understanding and agreement between the parties hereto with regard to the subject matter hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

ARTICLE XII. 10. Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

ARTICLE XII.11. Delays and Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

ARTICLE XII. 12. Execution in Parts. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute but one contract.

ARTICLE XII.13. Costs and Expenses; Indemnity.

(a)           Costs and Expenses. Borrower agrees to pay on demand: (i) all costs and expenses of Lender, its manager(s) and affiliates, and fees and disbursements of counsel, in connection with (A) any Event of Default, (B) the enforcement or attempted enforcement of, and preservation of any rights or interests under, the Loan Documents (whether or not any suit is instituted), and (C) any out-of-court workout or other refinancing or restructuring or any bankruptcy or insolvency case or proceeding, whether or not any final agreement is reached. Borrower shall be responsible for its own fees and expenses, including its legal fees.

(b)           Other Charges. Borrower agrees to pay and also agrees to indemnify Lender against and hold it harmless from any and all present and future stamp, transfer, documentary and other such taxes, levies, fees, assessments and other charges made by any jurisdiction by reason of the execution, delivery, performance and enforcement of the Loan Documents.

(c)           Indemnification. Whether or not the transactions contemplated hereby shall be consummated, Borrower hereby agrees to indemnify Lender, the members, managers and affiliates thereof, in each case together with their respective directors, officers, employees, agents, managers, counsel and other advisors (each an “Indemnified Person”) against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel to an Indemnified Person (including allocated costs of internal counsel), which may be imposed on, incurred by, or asserted against any Indemnified Person, (i) in any way relating to or arising out of the Loan Documents, the use or intended use of the proceeds of the Loans, or the transactions contemplated thereby, or (ii) with respect to any investigation, litigation, or proceeding or preparation of a defense or settlement relating to any of the foregoing, irrespective of whether the Indemnified Person shall be designated a party thereto (collectively, the “Indemnified Liabilities”); provided, however that Borrower shall not be liable to any Indemnified Person for any portion of such Indemnified Liabilities to the extent such Indemnified Person is found by a final decision of a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct. If and to the extent that the foregoing indemnification is for any reason held unenforceable, Borrower agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

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LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

ARTICLE XII. 14. Borrower Non-Public Information. Borrower acknowledges and agrees that the Lender has relied, and may continue to rely, on the representations, warranties and covenants of the Borrower set forth in Article 6.12 and that the Lender has not received and shall not receive under this Agreement any material non-public information relating to the Borrower, and in particular has not received and shall not receive any information which the Borrower believes could in any way affect the Lender’s ability to take any action contemplated by Article 3.4 or otherwise.

ARTICLE XII. 15. Tax Disclosure. Notwithstanding anything in any Loan Documents to the contrary, Borrower, Lender and their respective affiliates (and their respective partners, directors, officers, employees, attorneys, agents, advisors and other representatives of each of the foregoing and their affiliates) may disclose, except to the extent prohibited by applicable law, to any and all Persons, without limitation of any kind, any information with respect to the U.S. federal and state income tax treatment of the transactions contemplated hereby and any facts that may be relevant to understanding such tax treatment, which facts shall not include for this purpose the names of the parties or any other Person named therein, or information that would permit identification of the parties or such other Person or any pricing terms or other nonpublic business or financial information that is unrelated to such tax treatment or facts.

ARTICLE XII. 16. Survival. All covenants, agreements, representations and warranties of Borrower made in any Loan Documents shall, except to the extent otherwise expressly provided therein, survive the execution and delivery of this Agreement and the making of the Loans, and the repayment of the Loans and all other sums due in connection therewith under the Loan Documents.

ARTICLE XII.17. Patriot Act. Lender hereby notifies Borrower that pursuant to the requirements of the Patriot Act, it may be required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow Lender to identify Borrower in accordance with the Patriot Act.

ARTICLE XII.18. No Setoff. Each payment required to be made by Borrower pursuant to the terms of the Loan Documents shall be made without setoff or counterclaim. Lender may setoff payments it is required to make to Borrower against any payment required to be made by Borrower to it.

ARTICLE XII.19. Joint Participation. Each party has cooperated in the drafting and preparation of this Agreement. This Agreement will not be construed against any party on the basis that the party was the drafter.

ARTICLE XII.20. Reliance on Own Advisors. In signing this Agreement, the parties have relied wholly upon their own judgment and advice of their own counsel and have not been influenced to any extent whatsoever in making this Agreement by any representations or statements made by any other party hereto. The parties have read the foregoing Agreement and know the contents thereof.

ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
April 1, 2011

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

LENDER:	Borrower:

INTERNATIONAL CAPITAL GROUP, LLC	Green1 Ventures Group, LLC

/s/ Mike Zoi

By:	By:	Mike Zoi

Its:	Its:	Managing Member

ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

LOAN # ICG-8902
March 28, 2011

EXHIBIT C
Loan Addendum

Green1 Ventures Group, LLC

This Loan Addendum is entered into on March 28, 2011, between International Capital Group, LLC, a Delaware limited liability company located in Schaumburg, IL (“Lender”) and Green1 Ventures Group, LLC, located in Miami, Florida (“Borrower”). This Loan Addendum is made in connection with the Master Loan Agreement #8902 dated and March 28, 2011, and incorporated herein by reference. Unless otherwise defined herein, all capitalized terms shall have the meaning given them in the Master Loan Agreement.

Stock Loan Portfolio - description and values as of the current date:
Company Name	Symbol	Exchange	Quantity	Recent Price	Total Value
Enerl, Inc.	HEV	NASDAQ	2,000,000	$2.96	$5,920,000.00
Total Stock Portfolio Value:					$5,920,000.00

Loan Terms - Applicable to the Stock Portfolio described above:

Terms
Borrower(s):	Green1 Ventures Group, LLC. (“Borrower”).
Lender:	International Capital Group, LLC (“ICG” or the “Lender”).
Currency:	All quotes, loan documentation, principal and interest payments will be in USD.
Collateral:	Stock Portfolio detailed above and as set forth in the Master Loan Agreement (“Stock Portfolio” or “Collateral”).
Trading:	Unless an event of Default occurs, Lender shall not trade, sell or otherwise dispose of Collateral Shares during the term of the Loan.
Collateral Symbol:	HEV
Share Quantity:	2,000,000
Estimated Value:	$5,920,000.00
Loan to Value:	65%
Est. Gross Loan Amt:	$3,848,000.00
Origination Fees:	2.5%	Based on Gross Loan Amount, deducted from proceeds at Closing.
Estimated Net Loan Proceeds:	$3,751,800.00	(the “Loan Amount”) Delivered to Borrower via wire transfer on Closing Date.
Maturity Date:	6 months from Closing (“Maturity Date”).
Prepayment Option:	Prepayment by Borrower not permitted prior to Maturity Date.
Interest Rate:	30 day Libor plus 500 bps.	Current Libor:	0.25%
ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

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LOAN # ICG-8902
March 28, 2011

Terms
Payments:	Monthly, Interest Only.	Est. Monthly Payment:	$16,835.00
Refinance Option:	Borrower has the option to Refinance the Loan at maturity.
Refinance Fee:	1.75% of Asset Value at time of Refinance.
Renew Fee:	1% of Asset Value at time of Renewal.
Recourse:
Non-recourse structure. Lenders only recourse is against the Stock Portfolio. Borrower has no personal obligation to Lender beyond what is specified herein. Notwithstanding the foregoing, Borrower's obligation will automatically become a full-recourse obligation upon Borrower's election to repay the Loan Amount.

Additional Loan Compensation Formula:	Client to receive 90% of Collateral Appreciation.
Dividends:	A dividend in lieu of payment shall be distributed to Borrower at the time of any Dividends issued by Collateral.
Voting:	Lender can extend voting rights to Borrower via proxy, if no event of default has occurred, provided that Borrower notifies Lender with sufficient advance notice.
Minimum Collateral Level:
The market value of the Stock Portfolio shall remain at all times in excess of 115% of the Loan Amount. If the Collateral value drops below such level, the Borrower shall either: a) transfer additional collateral to bring the Stock Portfolio Value back into good standing or b) forfeit all shares, securities and other assets comprising the Stock Portfolio.

Closing Value:
Closing bid price of Collateral on date in which Lender receives in electronic format, so long as Lender receives 3 hours prior to the market close. If received after such time, the Closing bid price on the following trading day shall be used.

Custody:	Collateral to be held in an ICG or ICG-related account.
Default Penalty:	5% of the Loan Amount.
Closing Date:	Upon the satisfaction of all closing conditions in the Master Loan Agreement.

Borrower understands all of the above terms and has read them in conjunction with the Master Loan Agreement referenced above with which this Loan Addendum is to be considered merged into one. In addition, Borrower agrees to, understands, and acknowledges the following:

1. Pledge. The pledge of the Pledged Collateral in the Master Loan Agreement is effective and enforceable against Borrower and Borrower grants to Lender a first-priority security interest in the Pledged Collateral, including any and all securities described in this Loan Addendum and all securities delivered to Lender from time to time after the date hereof.

2. No Tax or Legal Advice. I acknowledge that neither Lender nor any affiliate of Lender (collectively, the “Lender Group”) represents me as an attorney or tax advisor, and that I have never looked to the Lender Group as such. I understand, therefore, that any information I have received from the Lender Group has been of a general nature only, serving only to assist my own personal legal advisors in performing their own due diligence.

ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

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LOAN # ICG-8902
March 28,2011

3. No Investment Advice. I acknowledge that none of the Lender Group represents me as an investment advisor and that I have never looked to the Lender Group as such. Specifically, no such party has ever recommended that I purchase or sell any particular security or group of securities. Any information I have received from the Lender Group has been of a general nature only, focusing primarily on the terms and procedures necessary to implement this loan.

4. Bank Regulations. Borrower acknowledges that he/she/it has been advised by Lender that the Federal Reserve Board of Governors of the United States has issued Regulations U, T and X, prohibiting Borrower from using loan proceeds to extend credit secured directly or indirectly by “Margin Stock” (as defined in Regulation U) to the extent the extended credit exceeds 50% of the value of such Margin Stock. In addition, Borrower specifically agrees to abide by all such Federal Reserve Regulations with regard to use of the Net Loan Proceeds.

IN WITNESS WHEREOF, the parties have caused this Loan Addendum to be executed as of the date first above written.

International Capital Group, LLC	Green1 Ventures Group, LLC
a Delaware Corporation

/s/ Mike Zoi

By:	By:	Mike Zoi

Its:	Its:	Managing Member

Please send signed and initialed copies to:
International Capital Group, LLC

+1 847.276.3390 facsimile or email docs@icglending.net

**REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK**

ICG Initials	Client Initials

LENDING AGAINST SECURITIES WORLDWIDE
425 N Martingale Rd / Suite 1540 / Schaumburg, IL 60173 USA
+1 847.278.0333 T / +1 847.276.3390 F / www.InternationalCapitalGroup.com

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